UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 05, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

Tele Norte Leste Participações S.A.

Condensed Consolidated Interim
Financial Information
at June 30, 2006 and 2005

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information                                                                                                          Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                 As of 06/30/2006

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 – CNPJ 02.558.134/0001-58

01.01 – CONSOLIDATED BALANCE SHEET (REAIS THOUSAND)

1 – CÓDE	2 - DESCRIPTION	3 – 06/30/2006	4- -03/31/2006

1	TOTAL ASSETS	26,536,045	28,233,733
1.01	CURRENT ASSETS	9,395,925	11,049,554
1.01.01	CASH AND BANKS	3,544,157	5,157,621
1.01.02	CREDITS	3,776,991	3,746,142
1.01.03	INVENTORIES	189,337	175,311
1.01.04	OTHER	1,885,440	1,970,480
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,149,199	1,182,815
1.01.04.02	ADVANCES TO EMPLOYEES	21,121	23,309
1.01.04.03	ADVANCES TO SUPPLIERS	123,612	140,995
1.01.04.04	PREPAID EXPENSES	587,947	620,116
1.01.04.05	OTHER	3,561	3,245
1.02	LONG-TERM RECEIVABLES	3,424,653	3,152,470
1.02.01	SUNDRY CREDITS	1,771,586	1,717,904
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	1,771,586	1,717,904
1.02.02	RELATED PARTIES	12,708	14,701
1.02.02.01	SUBSIDIARIES	12,708	14,701
1.02.03	OTHER	1,640,359	1,419,865
1.02.03.01	JUDICIAL DEPOSITS	1,019,580	793,977
1.02.03.02	TAX INCENTIVES	51,904	51,006
1.02.03.03	PREPAID EXPENSES	248,531	261,644
1.02.03.04	AMOUNTS RECEIVABLE	103,435	104,899
1.02.03.05	OTHER	216,909	208,339
1.03	PERMANENT ASSETS	13,715,467	14,031,709
1.03.01	INVESTMENTS	132,217	144,994
1.03.01.02	SUBSIDIARIES	113,163	132,023
1.03.01.03	OTHER INVESTMENTS	19,054	12,971
1.03.01.03.01	TAX INCENTIVES	13,946	7,555
1.03.01.03.02	OTHER	5,108	5,416
1.03.02	PROPERTY, PLANT AND EQUIPMENT	13,190,208	13,477,410
1.03.03	DEFERRED CHARGES	393,042	409,305

01.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS’ EQUITY (REAIS THOUSAND)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2006	4- -03/ 31/2006
2	TOTAL LIABILITIES	26,536,045	28,233,733
2.01	CURRENT LIABILITIES	5,905,535	7,787,118
2.01.01	LOANS AND FINANCING	2,371,433	2,340,422
2.01.02	DEBENTURES	110,926	1,306,782
2.01.03	SUPPLIERS	1,620,694	1,542,678
2.01.04	TAXES AND CONTRIBUTIONS	1,221,870	1,162,266
2.01.04.01	DEFERRED AND PAYABLE TAXES	1,099,613	1,042,454
2.01.04.02	FINANCED TAXES - REFIS	122,257	119,812
2.01.05	DIVIDENDS AND INTEREST ON OWN CAPITAL	212,689	1,110,257
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	367,923	324,713
2.01.08.01	PAYROLL AND SOCIAL CHARGES	138,339	136,073
2.01.08.02	OTHER IABILITIES	229,584	188,640
2.02	LONG-TERM LIABILITIES	10,204,983	10,345,586
2.02.01	LOANS AND FINANCING	4,991,258	5,213,814
2.02.02	DEBENTURES	2,160,000	2,160,000
2.02.03	PROVISIONS FOR CONTINGENCIES	2,225,481	2,125,404
2.02.04	RELATED PARTIES	0	0
2.02.05	OTHER	828,244	846,368
2.02.05.01	DEFERRED AND PAYABLE TAXES	35	1,463
2.02.05.02	FINANCED TAXES - REFIS	800,026	814,215
2.02.05.03	OTHER LIABILITIES	28,183	30,690
2.03	DEFERRED INCOME	16,885	19,068
2.03.01	NEGATIVE GOODWILL ON THE ACQUISITION OF AIX, NET	16,127	17,740
2.03.02	DEFERRED INCOME	758	1,328
2.04	MINORITY INTERESTS	2,002,867	1,958,770
2.05	STOCKHOLDERS’ EQUITY	8,405,775	8,123,191
2.05.01	PAID-UP CAPITAL	4,315,465	4,315,465
2.05.01.01	CAPITAL	4,688,731	4,688,731
2.05.01.02	TREASURY STOCK	(373,266)	(373,266)
2.05.02	CAPITAL RESERVES	24,288	24,288
2.05.03	REVENUE RESERVES	3,638,953	3,638,953
2.05.03.01	LEGAL RESERVE	147,929	147,929
2.05.03.02	UNREALIZED PROFITS	272,143	272,143
2.05.03.03	OTHER REVENUE RESERVES	3,218,881	3,218,881
2.05.03.03.01	INVESTMENT RESERVE	3,218,881	3,218,881
2.05.04	RETAINED EARNINGS/ACCUMULATED DEFICIT	427,069	144,485

02.01 – CONSOLIDATED STATEMENT OF INCOME (REAIS THOUSAND

1 - CODE	2 - DESCRIPTION	3 -	4 -	5 -	6 -
		From 04/01/2006 to 06/30/2006	From 01/01/2006 to 06/30/2006	From 04/01/2005 to 06/30/2005	From 01/01/2005 to 06/30/2005
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	5,825,515	11,667,443	5,815,244	11,452,675
3.02	DEDUCTIONS	(1,763,249)	(3,549,914)	(1,691,788)	(3,325,011)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	4,062,266	8,117,529	4,123,456	8,127,664
3.04	COST OF SALES AND/OR SERVICES	(2,230,581)	(4,496,609)	(2,207,093)	(4,287,574)
3.05	GROSS PROFIT	1,831,685	3,620,920	1,916,363	3,840,090
3.06	OPERATING EXPENSES/REVENUES	(1,379,361)	(2,850,877)	(1,502,870)	(2,974,613)
3.06.01	SELLING	(663,814)	(1,311,500)	(631,728)	(1,278,531)
3.06.02	GENERAL AND ADMINISTRATIVE	(302,357)	(577,844)	(252,192)	(515,798)
3.06.03	FINANCIAL	(374,897)	(713,286)	(400,899)	(785,910)
3.06.03.01	FINANCIAL INCOME	180,643	347,835	234,609	483,369
3.06.03.02	FINANCIAL EXPENSES	(555,540)	(1,061,121)	(635,508)	(1,269,279)
3.06.04	OTHER OPERATING INCOME	243,760	449,911	194,879	346,332
3.06.05	OTHER OPERATING EXPENSES	(352,004)	(765,795)	(409,068)	(736,180)
3.06.06	EQUITY ADJUSTMENTS	69,951	67,637	(3,862)	(4,526)
3.07	OPERATING INCOME	452,324	770,043	413,493	865,477
3.08	NON-OPERATING INCOME	9,294	4,908	(12,041)	(25,420)
3.08.01	REVENUES	11,429	14,051	2,669	3,054
3.08.02	EXPENSES	(2,135)	(9,143)	(14,710)	(28,474)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	461,618	774,951	401,452	840,057
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(205,533)	(358,633)	(80,206)	(248,869)
3.11	DEFERRED INCOME TAX	93,518	133,774	(16,217)	(41,623)
3.12	PROFIT SHARING/STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.14	MINORITY INTERESTS	(67,019)	(123,023)	(101,264)	(152,798)
3.15	NET INCOME/LOSS FOR THE PERIOD	282,584	427,069	203,765	396,767
	NUMBER OF SHARES, EX-TREASURY STOCK (THOUSAND)	382,121	382,121	382,121	382,121
	EARNINGS PER SHARE	0.73951	1.11763	0.53325	1.03833

03.01 – PARENT COMPANY BALANCE SHEET - ASSETS (REAIS THOUSAND)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2006	4 -03/ 31/2006

1	TOTAL ASSETS	10,910,340	12,792,058
1.01	CURRENT ASSETS	1,529,206	2,652,170
1.01.01	CASH AND BANKS	791,558	1,283,665
1.01.02	RECEIVABLES	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	737,648	1,368,505
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	375,640	379,899
1.01.04.02	RELATED PARTIES	347,746	977,739
1.01.04.02.01	DIVIDENDS AND INTEREST ON OWN CAPITAL	347,746	977,739
1.01.04.03	ADVANCES TO SUPPLIERS	626	187
1.01.04.04	PREPAID EXPENSES	4,945	4,947
1.01.04.05	OTHER	8,691	5,733
1.02	LONG-TERM RECEIVABLES	255,399	1,105,449
1.02.01	SUNDRY CREDITS	151,458	141,693
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	151,458	141,693
1.02.02	RELATED PARTIES	1,026	857,770
1.02.02.01	SUBSIDIARIES	1,026	857,770
1.02.03	OTHER	102,915	105,986
1.02.03.01	TAX INCENTIVES	8,491	8,491
1.02.03.02	JUDICIAL DEPOSITS	4,475	4,442
1.02.03.03	PREPAID EXPENSES	89,795	92,904
1.02.03.04	OTHER	154	149
1.03	PERMANENT ASSETS	9,125,735	9,034,439
1.03.01	INVESTMENTS	9,098,927	9,007,943
1.03.01.01	SUBSIDIARIES	9,091,295	9,000,311
1.03.01.02	OTHER	7,632	7,632
1.03.01.02.01	TAX INCENTIVES	7,555	7,555
1.03.01.02.02	OTHER	77	77
1.03.02	PROPERTY, PLANT AND EQUIPMENT	26,808	26,496
1.03.03	DEFERRED CHARGES	0	0

03.02 – PARENT COMPANY BALANCE SHEET – LIABILITIES AND STOCKHOLDERS’ EQUITY (REAIS THOUSAND)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2006	4- 03/31/2006

2	TOTAL LIABILITIES	10,910,340	12,792,058
2.01	CURRENT LIABILITIES	674,080	2,707,921
2.01.01	LOANS AND FINANCING	434,238	476,770
2.01.02	DEBENTURES	0	1,276,548
2.01.03	SUPPLIERS	73,451	73,166
2.01.04	TAXES AND CONTRIBUTIONS	78,846	36,303
2.01.04.01	DEFERRED AND PAYABLE TAXES	64,764	22,504
2.01.04.02	FINANCED TAXES - REFIS	14,082	13,799
2.01.05	DIVIDENDS AND INTEREST ON OWN CAPITAL	84,300	841,883
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	3,245	3,251
2.01.08.01	SALARIES AND SOCIAL CHARGES	1,474	1,474
2.01.08.02	OTHER LIABILITIES	1,771	1,777
2.02	LONG-TERM LIABILITIES	1,481,226	1,596,249
2.02.01	LOANS AND FINANCING	1,316,558	1,321,596
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS FOR CONTINGENCIES	3,459	3,383
2.02.04	RELATED PARTIES	6,521	113,887
2.02.05	OTHER	154,688	157,383
2.02.05.01	FINANCED TAXES - REFIS	153,736	154,088
2.02.05.02	OTHER LIABILITIES	952	3,295
2.03	DEFERRED INCOME	0	0
2.05	STOCKHOLDERS’ EQUITY	8,755,034	8,487,888
2.05.01	PAID-UP CAPITAL	4,315,465	4,315,465
2.05.01.01	CAPITAL	4,688,731	4,688,731
2.05.01.02	TREASURY STOCK	(373,266)	(373,266)
2.05.02	CAPITAL RESERVES	24,288	24,288
2.05.03	REVENUE RESERVES	4,019,088	4,019,088
2.05.03.01	LEGAL RESERVE	147,929	147,929
2.05.03.02	UNREALIZED PROFITS	272,143	272,143
2.05.03.03	OTHER REVENUE RESERVES	3,599,016	3,599,016
2.05.03.03.01	INVESTMENT RESERVE	3,599,016	3,599,016
2.05.04	RETAINED EARNINGS/ACCUMULATED DEFICIT	396,193	129,047

04.01 – PARENT COMPANY STATEMENT OF INCOME (REAIS THOUSAND

1 – CODE	2 – DESCRIPTION	3 -	4 -	5 -	6 -
		From 04/01/2006 to 06/30/2006	From 01/01/2006 to 06/30/2006	From 04/01/2005 to 06/30/2005	From 01/01/2005 to 06/30/2005
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OS SALES AND/OR SERVICES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	303,367	463,939	225,649	400,641
3.06.01	SELLING	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(13,952)	(22,516)	(7,634)	(14,868)
3.06.03	FINANCIAL	(53,799)	(139,460)	(114,281)	(149,356)
3.06.03.01	FINANCIAL INCOME	64,195	142,062	140,119	291,256
3.06.03.02	FINANCIAL EXPENSES	(117,994)	(281,522)	(254,400)	(440,612)
3.06.04	OTHER OPERATING INCOME	(51)	18	10	16
3.06.05	OTHER OPERATING EXPENSES	(2,735)	(3,452)	(117)	(178)
3.06.06	EQUITY ADJUSTMENTS	373,904	629,349	347,671	565,027
3.07	OPERATING INCOME	303,367	463,939	225,649	400,641
3.08	NON-OPERATING INCOME	(271)	(271)	(1,505)	(6,787)
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	(271)	(271)	(1,505)	(6,787)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	303,096	463,668	224,144	393,854
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(45,712)	(47,447)	(3)	(3)
3.11	DEFERRED INCOME TAX	9,763	(20,028)	(35,813)	(27,959)
3.12	INTERESTS/MANDATORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	267,147	396,193	188,328	365,892
	SHARES EX-TREASURY STOCK (THOUSAND)	382,121	382,121	382,121	382,121
	EARNINGS PER SHARE	0.69912	1.03683	0.49285	0.95753

04.01 - NOTES                                                         (In thousands of reais, unless otherwise stated)

1  Operations

Tele Norte Leste Participações S.A. (Company or "TNL") was constituted on May 22, 1998, upon the spin-off of Telecomunicações Brasileiras S.A. ("Telebrás"), primarily to hold interest in other companies and promote the operating and financial management of its direct and indirect subsidiaries. It is a holding controlled by Telemar Participações S.A. (“Telemar Participações”), which at the present date holds 17.48% of the total capital and 52.45% of the voting capital.

TNL is registered with the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) as a publicly-held company whose shares are listed on the São Paulo Stock Exchange (“BOVESPA”). The Company is also registered with the U.S. Securities and Exchange Comission – SEC, and its "American Depositary Shares - ADS" - Level II are listed on the New York Stock Exchange (“NYSE”).  Approximately 48.91% of the preferred shares are traded on NYSE through ADS.

Corporate Restructuring

Telemar Participações, TNL and TMAR submitted to their respective administrative bodies a proposal envisaging a corporate restructuring.

The restructuring aims at simplifying the shareholding structure of the Telemar Companies. The stockholders, currently divided into three companies with six different share classes and types, would become stockholders of one company (Telemar Participações), whose capital would comprise only common shares traded on Bovespa’s New Market (“Novo Mercado”) and the New York Stock Exchange (“NYSE”), pursuant to Relevant Event notices published on April 17, May 11, and June 16, 2006. The notice published on June 16, 2006 indicates that the transaction has been postponed to the second half of 2006. The Relevant Event notice published on August 16, 2006 indicates that the secondary offering has been cancelled.

(a)        The Company’s business is divided in two major segments:

Wireline telecommunications

TMAR is the main provider of fixed-line telecommunications in its operating area – Region I – which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (except for Sector 3 in the Region, which corresponds to 57 municipalities in the “Triângulo Mineiro” and “Alto Paranaíba” areas in the State of Minas Gerais, where Companhia de Telecomunicações do Brasil Central - “CTBC” operates). These services are provided under a concession granted by Agência Nacional de Telecomunicações - ANATEL, the regulatory authority for the Brazilian telecommunications sector, which first expiration date is December 31, 2005. The Concession Agreement signed by TMAR in 1998 may be renewed for an additional 20-year period at the cost of 2% of the telecommunications net revenue, payable every two years. On December 22, 2005, new agreements were signed extending TMAR’s concession, with new universal service and quality targets.  The main changes compared to the agreement effective from 1998 to 2005 are as follows:

  Local service is charged based on minutes used and the monthly subscription deductible is 200 minutes for the Residential and 150 minutes for the Non-Residential class;

  The Telecommunications Sector Index (IST - Índice do Setor de Telecomunicações) is used for future tariff adjustments. IST will be released by ANATEL on a monthly basis and will have its composition reviewed every two years. In 2006, readjustments of local fixed-line and long-distance services will be based on the General Price Index – Domestic Availability (IGP-DI), with respect to seven months of 2005 (July to December 2005) and on IST for the first five months of  2006 (January to May 2006);

  As part of universal service targets, the Telecommunications Service Posts (PST)  target was implemented,  requiring the installation of 4,071 computers for public connection to the internet, while the density of public telephones was lowered from eight per 1,000 inhabitants to six per 1,000 inhabitants; and
  A new, special  type of individual access  (AICE) was created, with a lower monthly subscription rate than the Basic Plan, necessarily prepaid and intended for residential customers only.

Until December 22, 2004, TNL held 80.89% of the capital of TMAR, representing 97,24% and 67,85% of voting shares and preferred shares, respectively. At a TNL Board meeting held on that date a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda., by transferring 100% of the preferred shares in TMAR. After the transaction, TNL directly holds 43.23% of TMAR total capital.

The TNL Board of Directors meeting held on March 29, 2006 approved the return to TNL of 100% of the preference shares issued by TMAR and held by Telemar Telecomunicações (“TTEL”), with the resulting capitalization of revenue reserves and reduction in the capital of  TTEL, in the amount of R$ 4,104,045. Following the transaction, TNL once more holds a direct interest of 80.89% in the total capital and 97.24% in the voting capital of  TMAR.

Wireless telecommunications

TNL PCS S.A. ("Oi"), acquired by TMAR on May 30, 2003, operates SMP – Personal Mobile Service, with the right to use the radio frequencies expiring on March 12, 2016.  On June 26, 2002, Oi was authorized by ANATEL to start providing the service, using GSM/GPRS technology, within Region I.  In addition to SMP services, Oi is also authorized to offer:  (i) national long-distance services within Region II, which comprises the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District, and Region III, which corresponds to the State of São Paulo, as well as in Sector 3 of Region I; and (ii)  international long-distance services throughout the Brazilian territory, even for calls placed from a fixed-line telephone. The authorization can be renewed for an additional 15-year period, for a charge of 2% of the previous year net revenues from telecommunications, payable every two years, provided that the conditions of the current authorization are met.

On November 30, 2005, the Special Shareholders’ Meeting of Oi approved the Protocol and Justification of Pegasus Telecom S.A. Merger, considering the interests in the continuing corporate reorganization of the Telemar Group companies, aiming at taking advantage of the operating synergies between the two companies and resulting significant gains, such as the alignment of the various communication services provided and the transfer of the authorization to provide telecommunications services, specifically for the transmission of data in Regions I, II e III, so that the licences granted belong to a sole holder.

(b)       Other subsidiaries

  Companhia AIX de Participações ("AIX"), acquired by TMAR in December 2003, engages in the supply of the infrastructure of ducts for the installation of optic fiber cables along the highways of the State of São Paulo, providing services for TMAR;

  On April 28, 2006, a Special Stockholders’ Meeting of TNL approved the Protocol and Justification of Merger of HiCorp Comunicações Corporativas S.A. into the parent company TNL, as part of the corporate restructuring of the Telemar Group companies (Note 15). TNL.Net Participações S.A. (“TNL.Net”), directly controlled by TNL, was formed to hold interests as partner, shareholder or quotaholder in other commercial and civil companies, engaged in internet-related activities by themselves or for third parties, in Brazil and abroad;
  Telemar Internet Ltda. (whose brand name is "Oi Internet"), a wholly-owned TMAR subsidiary providing internet access services, started activities in January 2005;
  Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a wholly-owned TNL subsidiary, holds direct and indirect interests in other companies, as partner, shareholder or quotaholder, in Brazil and abroad;
  TNL Trading S.A. (“TNL Trading”), a wholly-owned TNL subsidiary, was formed to engage in the import and export of consumer goods. The company has been inactive since April 2005;
  TNL PCS Participações S.A. (“TNL PCS Participações”), a wholly-owned TNL subsidiary, was formed to provide telecommunications services of any kind. This company has never entered the operating stage;

  Coari Participações S.A. ("Coari"), adquired by TMAR in December 2003, has as its main objective the participation in other companies, commercial or civil, as partner, shareholder or quotaholder, in the country or abroad. The company has not started activities; and

  Calais Participações S.A. ("Calais"), acquired by TMAR in December 2004, has as its main objective the participation in other companies, commercial or civil, as partner, shareholder or quotaholder, in the country or abroad. The company has not started activities.

All telephone services are subject to regulation and inspection by ANATEL, pursuant to Law 9472, of July 16, 1997.

2          Significant Accounting Policies

The quarterly information was prepared and is presented in accordance with the accounting practices adopted in Brazil, based on the provisions of the Brazilian Corporate Law and the standards prescribed by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM, consistently applied with respect to financial statements for the year ended December 31, 2005.

Our   condensed   consolidated  interim  financial  information  for  the three-month  periods  ended June 30, 2006, March 31, 2006 and June 30,  2005  and  for  the six-month periods ended June 30, 2006 and 2005  is  unaudited.  However,  in  our  opinion,  such  condensed consolidated   financial  information  includes  all  adjustments, consisting  only  of normal recurring adjustments, necessary for a fair  presentation of the results for interim periods. The results of operations for the three-month and six-month periods ended June 30,  2006  are  not  necessarily  indicative  of the results to be expected for the full fiscal year ending December 31, 2006.

In  preparing  the condensed consolidated financial statements, we are  required  to  use  estimates  to  account for certain assets, liabilities,  revenues  and  expenses.  Our condensed consolidated financial   statements   therefore   include   various   estimates concerning  the  selection  of useful lives of property, plant and equipment,  provisions  necessary for contingent liabilities, fair values  assigned  to  assets  and liabilities acquired in business combinations,    income   tax   valuation   allowances,   employee post-retirement  benefits  and  other  similar evaluations. Actual results may vary from our estimates.

3          Gross Operating Revenues

	Consolidated
	Six-month period ended		Six-month period ended
	06/30/06%		06/30/05%
Fixed-line telephone services
Local services:
Monthly subscription fee	3,316,244	28.5	3,247,484	28.4
Pulses (metered service)	1,221,372	10.5	1,317,880	11.5
Fixed-to-mobile calls VC1	1,272,522	10.9	1,296,479	11.3
Collect calls	24,052	0.2	43,861	0.4
Installation fee	23,676	0.2	23,047	0.2
Other revenues	5.475		10,559	0.1
Long-distance services:
Intra-sectorial	876,250	7.5	883,461	7.7
Inter-sectorial	259,655	2.2	304,907	2.7
Inter-regional	332,500	2.9	359,433	3.1
International	39,561	0.3	45,258	0.4
Fixed-to-mobile calls VC2 and VC3	328,508	2.8	329,809	2.9
Public telephone cards	569,018	4.9	539,017	4.7
Advanced voice (substantially 0500/0800)	114,018	1.0	130,664	1.1
Additional services	284,610	2.4	266,410	2.3

	8,667,461	74.3	8,798,269	76.8

Móbile telephone services
Monthly subscription fee	336,718	2.9	210,284	1.8
Outgoing calls	620,817	5.3	416,529	3.6
Sale of handsets and accessories	186,104	1.6	274,135	2.4
National roaming	25,887	0.2	20,726	0.2
International roaming	36,994	0.3	38,925	0.3
Additional services	131,270	1.1	76,923	0.7

	1,337,790	11.4	1,037,522	9.0

Remuneration for the use of the fixed network
Use of fixed-fixed networks	281,897	2.4	419,892	3.7
Use of mobile-fixed networks	59,904	0.5	119,669	1.0

	341,801	2.9	539,561	4.7

Remuneration for the use of the mobile network
Use of the fixed-mobile networks	106,075	0.9	87,597	0.8
Use of the mobile-mobile networks	17,045	0.2	41,666	0.4

	123,120	1.1	129,263	1.2

Data transmission services
ADSL ("Velox")	422,807	3.6	295,106	2.6
Transmission (“EILD”)	246,365	2.1	179,915	1.6
Dedicated Line Service - SLD	146,473	1.3	142,884	1.2
IP Services	108,826	1.0	117,863	1.0
Packet and frame relay switching	132,439	1.1	121,058	1.1
Other services	139,332	1.2	89,477	0.8

	1,196,242	10.3	946,303	8.3

Other services	1,029		1,757

Gross operating revenues	11,667,443	100	11,452,675	100

Rate and tariff adjustments (unaudited)

Telecommunication service rates are subject to a comprehensive regulation. The concessions establish a price-cap mechanism for annual rate adjustments (net of taxes), which places an upper limit based on a weighted average of the rates for a basket of local and long-distance services. Interconnection tariffs are also adjusted annually.

On June 30, 2005, according to Actions 51300/301, ANATEL authorized the following tariff adjustments:

  Installation: 7.27%
  Monthly fee: 7.27%
  Metered services: 7.27%
  Telephone card: 7.37%
  LD basket: 2.33%
  TU-RL: -13.32%
  TU-RIU:  2.94%

The adjustments were effective July 1, 2005.

	Average tariffs
	in reais (incl.taxes)
	Current	Previous
Local services
Installation fee	33.80	31.51
Monthly fee – residential	39.87	37.17
Monthly fee – non-residential	65.80	61.34
Trunk	56.13	52.33
Metered local service (average)	0.15240	0.14210
Telephone card	0.11650	0.10850

Long distance (Km) (i)
0 - 50	0.37575	0.37586
50 - 100	0.49313	0.49461
100 - 300	0.53463	0.50825
300+	0.58872	0.56369

(i) Weighted average tariffs for traffic of minutes of long-distance calls during specified times of the day.

On July 11, 2006, according to Action 59517, ANATEL authorized the following tariff adjustments for local services, effective July 14, 2006:

  Installation: -0.5134%
  Monthly fee: -0.5134%
  Metered services: -0.5134%
  Telephone card: -0.43%
  LD basket: -2.86% (i)
  TU-RL: -0.5134% (ii)
  TU-RIU: -2.86% (ii)

(i) On July 14, 2006, according to Action 59665, ANATEL authorized the adjustment to long-distance national basket services (LDN), effective July 20, 2006.

(ii)       As from January 2006, the TU-RL rate is 50% of the local minute tariff, while TU-RIU rate is 30% of the LDN tariff for level 4 (300+ Km).

	Average tariffs
	in reais (incl.taxes)
	Current	Previous
Local services
Installation fee (i)	52.91	33.80
Monthly fee – residential	39.30	39.87
Monthly fee – non-residential (i)	65.87	65.80
Trunk (i)	65.87	56.13
AICE monthly fee (iii)	23.57
Metered local service (average)	0.15040	0.15240
Telephone card	0.11600	0.11650

Long distance (Km) (ii)
0 – 50	0.33581	0.37575
50 – 100	0.43290	0.49313
100 – 300	0.48859	0.53463
300+	0.53357	0.58872

(i) Tariffs charged before July 2006 for these services were a promotion.

(ii) Weighted average tariffs for traffic of minutes of long-distance calls at specific times of the day.

(iii) TMAR started offering AICE, a special type of individual access, on July 1, 2006, as required by ANATEL, in municipalities with more than 500,000 inhabitants (Note 1).

The average estimated tariff amounts for fixed-to-mobile services (VC1, VC2 and VC3), including taxes, are as follows:

  VC1 = R$ 0.7163
  VC2 = R$ 1.5023
  VC3 = R$ 1.7093

The VC1 amount above corresponds to the 7.99% adjustment authorized by ANATEL on July 15, 2005.

The amounts of VC2 and VC3 tariffs for SMP were also adjusted by 7.99% effective March 30, 2006.

The main tariffs for the services of Oi’s most popular plan (Oi 40) are:
Amounts in reais
(including taxes)
Subscription (with a 40-minute deductible)	R$ 37.42 fixed per month
Mobile-to-fixed and mobile-to-mobile (postpaid)	R$ 0.83 per minute
Mobile-to-fixed and mobile-to-mobile (prepaid)	R$ 1.06 per minute
Call addition – calls to different city codes (i)	R$ 1.33 per call

 (i) In May 2006, Oi increased the tariff by 28%.

4          Cost of Services Rendered and Operating Expenses – by Nature

	Consolidated – Six-month period ended 06/30/06
	Cost of
	services		General &
	rendered		adminis-
	and goods	Selling	trative
	sold	expenses	expenses	Total

Depreciation (i)	1,432,095	25,896	105,724	1,563,715
Interconnection (ii)	1,216,857			1,216,857
Plant maintenance (iii)	685,554			685,554
Provision for doubtful accounts		243,320		243,320
Personnel	96,340	90,360	131,180	317,880
Cost of handsets and other (iv)	251,942			251,942
Rental and insurance (v)	290,155	953	49,578	340,686
Sales commissions (vi)		262,858		262,858
Contact center operation		207,416		207,416
Other third-party services	24,745	69,800	105,629	200,174
Mailing and collection fee		180,346		180,346
Marketing (vii)		167,369		167,369
Consultants and legal advisors	3,849	8,638	95,604	108,091
Utilities	137,362	4,579	10,684	152,625
Materials	81,911	2,870	5,248	90,029
Cost of materials for resale	66,406			66,406
Data processing	286	3,505	66,766	70,557
Third-party printing and clearing services		28,699		28,699
Concession Contract – ANATEL (viii)	69,207			69,207
Other costs and expenses (ix)	139,900	14,891	7,431	162,222

	4,496,609	1,311,500	577,844	6,385,953

	Consolidated – Six-month period ended 06/30/05
	Cost of
	services		General &
	rendered		adminis-
	and goods	Selling	trative
	sold	expenses	expenses	Total
Depreciation (i)	1,468,608	29,282	111,150	1,609,040
Interconnection (ii)	1,202,399			1,202,399
Plant maintenance (iii)	497,097			497,097
Provision for doubtful accounts		274,836		274,836
Personnel	108,159	87,483	105,975	301,617
Cost of handsets and other (iv)	340,104			340,104
Rental and insurance (v)	252,499	3,742	41,244	297,485
Sales commissions (vi)		255,147		255,147
Contact center operation		182,482		182,482
Other third-party services	29,426	69,976	86,967	186,369
Mailing and collection fee		168,792		168,792
Marketing (vii)		139,235		139,235
Consultants and legal advisors	2,407	4,570	75,986	82,963
Utilities	123,056	4,102	9,571	136,729
Materials	97,574	18,953	3,895	120,422
Cost of materials for resale	58,805			58,805
Data processing	5,726	1,343	75,222	82,291
Third-party printing and clearing services		29,498		29,498
Other costs and expenses (ix)	101,714	9,090	5,788	116,592
	4,287,574	1,278,531	515,798	6,081,903

(i) Depreciation costs of switching and transmission equipment reduced due to the gradual increase in the volume of totally depreciated TMAR equipment.

(ii) Interconnection costs refer essentially to rates charged by other mobile telephone operators for the use of their networks, substantially reducing the margin of the fixed-to-mobile services (VC1, VC2 and VC3).

(iii) Plant maintenance costs refer substantially to outsourced plant maintenance services which do not increase the assets’ useful lives. The growth in such expenses arises from the increase in Velox installations, expansion of Oi’s subscribers base, as well as the increased expenses with the external network, driven by changes in the profile of contractors in the course of the agreement renegotiations.

(iv)    This refers to the cost of handsets, simcards and other Oi accessories sold. The decrease was driven by the fall in the volume of sales of handsets arising from incentives provided to suppliers of handsets enticing them to sell handsets directly to the respective sales channels (not through TMAR).

(v)     Rent and insurance costs mostly include amounts currently paid for rental of circuits, mobile platforms, posts of electricity companies, satellites, right of way and for dedicated lines from other telephone providers, as well as areas for the installation of Oi towers.

TMAR has a network lease agreement with Oi for the provision of switched fixed-line telephone services on Wireless Local Loop – WLL technology . In the half year ended June 30, 2006, these expenses amounted to R$ 41,905 (06/30/05 - R$ 39,348).

(vi) This includes sales commission paid by TMAR and Oi to TNL.Contax and other agents and dealers.

(vii) Marketing expenses rose as a result of commercial campaigns implemented by TMAR, in particular with respect to Velox and the launch of Oi Internet. Furthermore, Oi has also increased such expenses to consolidate its brand, by sponsoring of, and merchandising at, a number of sports and fashion events, as well as nationwide TV shows. This relates to the provision recorded for the renewal of the ANATEL concession contract. The Company pays 2% of the prior year’s net revenues from telecommunications every two years, as mentioned in Note 1.

(ix) This refers mainly to the FISTEL fee on line installations and maintenance of network equipment, indemnities, donations and fines. The increase was mainly due to the expansion in Oi’s subscribers base.

5  Other Operating Income (Expenses), Net

	Parent company		Consolidated
	Six-month period ended		Six-month period ended
	06/30/06	06/30/05	06/30/06	06/30/05

Amortization of negative goodwill on the acquisition of AIX			3,225	3,225
Amortization of goodwill on the acquisition of Pegasus (Note 15)			(37,721)	(37,531)
Amortization of deferred charges (Note 17)			(33,078)	(33,545)
Taxes (i)	(2,424)	(53)	(187,396)	(158,959)
Fines	(1,028)	(4)	(5,476)	(15,878)
Fines for late payment (Note 10)			83,755	84,042
Provisions for contingencies (ii)	25		(259,797)	(260,174)
Rental of infrastructure (iii)			99,902	71,702
Expenses recovered			8,386	3,446
Bonuses obtained (iv)			42,394	18,823
Technical and administrative services			22,783	20,001
Employees’ profit sharing (Note 25 (b))			(27,710)	(60,953)
Other, net	(7)	(105)	(25,151)	(24,047)

	(3,434)	(162)	(315,884)	(389,848)

(i)      In the half year ended June 30, 2006, subsidiaries TMAR and Oi recorded R$ 121,628  (30/06/05 - R$ 103,083) with respect to expenses with FUST - Fundo de Universalização de Serviços de Telecomunicações and FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras.

Pursuant to ANATEL instructions, from November 2003 through December 2005, FUST contributions were computed at 1.5% of gross operating revenues from telecommunications services, while EILD and interconnection revenues, ICMS, PIS and COFINS taxes, as well as discounts granted were excluded from the calculation basis. From then on, upon issuance of ANATEL’s Abstract 1 (subsequently converted into Abstract 7), the calculation basis for determination of the FUST fee has changed and the exclusion of EILD and interconnection expenses is no longer permitted. Additionally, the new rule requires the payment of the contribution on EILD and interconnection revenues.

Starting January 2006 (amounts relating to December/05), TMAR has deposited in court, under writ of mandamus 2006.34.00.000369-4 issued by the 7th Federal Court of the Federal District, the FUST contribution determined in accordance with ANATEL Abstract of December 19, 2005.  This rule establishes that such contribution is due on amounts received from interconnection and network services, barring the deduction of these costs from the calculation basis. The writ of mandamus challenges the constitutionality of the contribution, ANATEL’s Abstract and its retroactive enforcement. In April 2006, TMAR and the other telephone companies who were also joint plaintiffs in the above mentioned writ of mandamus were granted a preliminary injunction from TRF – 1st Region, supporting the case that the ANATEL Abstract cannot be enforced on a retroactive basis.

FUST amounts relating to December 2005 and January 2006 were fully deposited by TMAR, while from February 2006 onwards only the amount of the part of the contribution under discussion was deposited.
As to FUNTTEL, Telemar and Oi have provided for the difference between amounts payable to FUNTTEL, determined according to the criteria adopted before December 2003 and the new calculation methodology applicable from then on, as a result of the decision published by ANATEL with respect to FUST, as described above. Management believes that the FUNTTEL fee should be determined and paid on the same criteria as FUST, considering the nature and similarity of both contributions. However, the Communications Ministry is yet to formalize the procedures for determining and paying the contribution.

Furthermore, for consolidation purposes, the amounts of taxes (ISS, PIS and COFINS) on intercompany expenses were eliminated on consolidation, totaling R$ 20,406 (06/30/05 - R$ 25,737).

(ii)     Both the composition and the movements of contingency expenses are shown in Note 21.

(iii)   This refers to rental charged to wireless telecommunications suppliers for the use of TMAR and OI buildings and infrastructure and the installation of radio base stations (ERB's).   The growth in the other operating revenues line is related to the expansion in the wireless network in Region I.

(iv)  This refers to bonuses obtained from Oi and TMAR suppliers as a result of the compliance with contractually agreed-upon volume of purchases of handsets and equipment.

6          Financial Results

	Parent company		Consolidated
	Six-month period ended		Six-month period ended
	06/30/06	06/30/05	06/30/06	06/30/05
Financial income
Interest on marketable securities (i)	49,358	154,399	187,765	285,793
Interest on late payments (Note 10)			67,670	82,689
Interest on own capital receivable (ii)	364,436	318,684
Reversal of interest on own capital (ii)	(364,436)	(318,684)
Interest and monetary variations on
loans to subsidiaries (Note 26)	47,416	1,078
Interest on subsidiaries debentures (Note 26)	3,638	106,140
Monetary restatement of interest on own capital and
dividends proposed receivable from subsidiaries (Note 26)	11,142	8,284
Interest and monetary variations on other assets (iii)	11,284	4,520	49,956	18,630
Financial discounts obtained (iv)			37,500	89,230
Other	19,224	16,835	4,944	7,027

	142,062	291,256	347,835	483,369
Financial expenses
Interest on borrowings from subsidiaries (Note 26)	(364)	(4,534)
Interest on borrowings from third parties	(23,257)	(65,080)	(218,512)	(285,893)
Interest on own capital payable (ii)		(182,048)	(83,815)	(262,777)
Reversal of interest on own capital (ii)		182,048	83,815	262,777
Monetary and exchange variation on
borrowings from third parties (v)	70,712	362,597	279,494	771,137
Swap and option transactions (v)	(162,945)	(552,976)	(520,888)	(1,137,446)
Income tax on financial transactions and bank charges,
including CPMF (vi)	(24,574)	(25,009)	(118,416)	(184,273)
Monetary restatement of interest on own capital
and dividends proposed	(4,702)	(9,720)	(7,750)	(12,552)
Interest on debentures (Note 22)	(84,230)	(112,129)	(170,384)	(112,129)
Monetary restatement of provisions
for contingencies (Note 21)	(151)	(8)	(135,020)	(121,961)
IOF and PIS/COFINS on financial income	(36,922)	(18,970)	(42,729)	(39,934)
Interest on financed taxes and contributions -
REFIS (Note 20)	(7,201)	(8,039)	(39,761)	(46,739)
Interest and monetary variations on other liabilities	(1,883)	(431)	(20,408)	(44,504)
Other	(6,005)	(6,313)	(66,747)	(54,985)

	(281,522)	(440,612)	(1,061,121)	(1,269,279)

	(139,460)	(149,356)	(713,286)	(785,910)

(i) Financial income from marketable securities primarily refers to investments in Bank Deposit Certificates (CDB) and investment funds (Note 9).

(ii) Considering the tax benefit introduced by changes in the income tax Law 9249/95, subsidiary TMAR declared R$ 448,251 in the half year ended June 30, 2006 as interest on own capital, while TNL declared R$ 364,436.

(iii) This relates basically to monetary variation of judicial deposits and taxes recoverable (Note 14).

(iv) This refers primarily to discounts obtained as a result of prepaid payments to suppliers.

(v) During the half year ended June 30, 2006, the real appreciated 8.2% against the U.S. dollar (06/30/05 – appreciation of 12.9%).

(vi) Subsidiary TNL Trading recorded a provision for the tax assessment arising from non payment of withholding tax on remittances abroad during years 2000, 2001 and 2002 in the amount of R$ 35,676. Additionally, the Company spontaneously paid R$ 14,610 relating to years 2003, 2004 and 2005. In April 2005, R$ 40,079 was paid with respect to this provision.

7          Non-Operating Income (Expenses), Net

	Parent company		Consolidated
	Six-month period ended		Six-month period ended
	06/30/06	06/30/05	06/30/06	06/30/05

Provision for losses on discontinued assets (i)				(2,731)
Disposal of permanent assets (ii)	(271)	(2)	(4,031)	(6,245)
Equity adjustments (iii)		(6,785)		(16,686)
Reversal of provision of losses on tax incentives (iv)			8,293
Other non-operating income (expenses), net			646	242

	(271)	(6,787)	4,908	(25,420)

(i) This refers to the provision for losses on the operation of AIX ducts (Note 11).

(ii) This refers mainly to the write-off of network equipment, net of any income from the related sale.

(iii) This relates to gains and losses in the earnings of subsidiary companies arising from changes in percentage holdings.

(iv) This relates to the partial reversal of the provision for losses on tax incentives (Note 15).

8 Income Tax and Social Contribution

The reconciliation of income tax and social contribution calculated based on nominal rates and the taxes recorded in the income statement is as follows:

	Parent company		Consolidated
	Six-month period ended		Six-month period ended
	06/30/06	06/30/05	06/30/06	06/30/05

Income before income tax and social contribution
and minority interests	463,668	393,854	774,951	840,057

Income tax and social contribution at
nominal rates (34%)	(157,647)	(133,910)	(263,483)	(285,619)

Adjustments to determine the actual rate:

Tax effects on permanent additions (i)	(1,644)	(16,484)	(21,826)	(27,027)

Permanent exclusion (addition) of equity adjustments
(Note 15)	213,978	203,916	22,996	(7,212)

Tax effects of interest on own capital (Note 6)	(123,908)	(46,456)	28,497	85,565

Tax incentive and losses on investments not recorded			2,234

Unrecorded income tax and social contribution (Note 12)			(14,687)	(42,949)

Other	1,746	(35,028)	21,410	(13,250)

Income tax and social contribution
per statement of income	(67,475)	(27,962)	(224,859)	(290,492)

Actual rate	14.55%	7.10%	29.01%	34.58%

(i) This refers to non-deductible fines, donations, gifts and sponsorhips, as well as losses on derivative transactions (off shore swaps) at TNL, TMAR and Oi. Additionally, equity in the earnings of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and the social contribution calculation basis.

Income tax and social contribution benefits (expenses) for the period comprise the following:

	Parent company		Consolidated
	Six-month period ended		Six-month period ended
	06/30/06	06/30/05	06/30/06	06/30/05

Prior years (a)
Income tax			(3,841)	29,576
Social contribution			(510)	12,744

			(4,351)	42,320
Current
Income tax	(34,425)		(262,756)	(215,107)
Social contribution	(13,022)	(3)	(91,526)	(76,082)

	(47,447)	(3)	(354,282)	(291,189)
Deferred
Income tax on temporary additions	(14,726)	(8,422)	101,318	21,240
Social contribution on temporary additions	(5,302)	(3,032)	32,456	1,958
Income tax on tax losses (b)		(11,707)		(47,937)
Social contribution on tax losses (b)		(4,798)		(16,884)

	(20,028)	(27,959)	133,774	(41,623)

	(67,475)	(27,962)	(224,859)	(290,492)

(a) In 2006, this refers primarily to IRPJ and CSSL adjustments underpaid in the previous quarter.

In 2005, this refers to IRPJ and CSSL adjustments overpaid in 2004, in the amounts of R$ 33,317 and R$ 12,744, respectively. IRPJ was also reduced by R$ 3,741 with respect to the profit from operations of former Telepará -Telecomunicações do Pará S.A. and Telaima -Telecomunicações de Roraima S.A. for calendar years 1999 and 2000.

(b) According to current legislation, tax loss carryforwards may be offset against future taxable income up to an annual limit of 30% of this income. However, TMAR holds an injunction authorizing the offsetting of 100% of its accumulated tax loss carryforwards determined in 1998 and prior years, and maintains a provision for contingencies relating to charges and interest in arrears in the amount of R$ 84,811 (03/31/06 - R$ 82,420) (Note 21), calculated based on the anticipated use of such benefits. These tax loss carryforwards were fully realized until January 2005.

9          Cash and Short-Term Investments

	Parent company		Consolidated
	06/30/06	03/31/06	06/30/06	03/31/06

Cash and banks	868	10,607	46,408	52,720
Financial investments:
Investment funds (i)	778,749	767,181	2,142,343	2,069,107
CDB (ii)	11,895	225,450	407,766	366,054
Committed operations (ii)			147,247	70,150
Government securities (iii)	46	280,427	430,259	471,595
Interest-bearing deposits (iv)			370,134	2,127,995

	791,558	1,283,665	3,544,157	5,157,621

(i) Investment funds have immediate liquidity. Of these funds, on a consolidated basis, R$ 981,394 (03/31/06 - R$ 975,118) are held in foreign investment funds, whose portfolio is mainly comprised of U.S. government securities and private securities issued by financial institutions. The amount of R$ 1,160,949 (03/31/06 - R$ 1,093,989) is held in Brazilian investment funds.

(ii) These investments are indexed to the variation of the Interbank Deposit Certificate (CDI) and have immediate liquidity.

(iii) This refers to investments in government securities such as LFT – Financial Treasury Bill, with immediate liquidity.

(iv) Very short-term interest-bearing deposits, indexed to the variation of CDI, with immediate liquidity.

Management of investment portfolios is the responsibility of the funds, and the consolidation of the financial statements of such funds is not required, pursuant to CVM Instruction no. 408/04.

10        Accounts Receivable - Consolidated

	06/30/06	03/31/06
Handsets and accessories sold	111,709	110,943
Services billed	3,034,527	2,967,991
Services not yet billed	993,028	992,202
Provision for doubtful accounts	(362,273)	(324,994)

	3,776,991	3,746,142

The aging of accounts receivable is as follows:

	06/30/06%		03/31/06%
Not yet billed	993,028	24.0	992,202	24.3
Not yet due	1,243,711	30.0	1,282,246	31.5
Receivable from other providers	484,867	11.7	521,676	12.8
Overdue up to 30 days	730,753	17.7	686,170	16.9
Overdue from 31 to 60 days	271,722	6.6	251,700	6.2
Overdue from 61 to 90 days	149,892	3.6	109,602	2.7
Overdue more than 90 days	265,291	6.4	227,540	5.6

	4,139,264	100.0	4,071,136	100.0

Overdue accounts are subject to a 2% fine (included in "Other operating income") on the total debt and late-payment interest of 1% per month (included in "Financial income") on a pro rata basis, which are recorded when the subsequent bill is issued after payment of the overdue bill.

The provision for doubtful accounts is intended to recognize probable losses on accounts receivable, taking into account steps taken to limit the services provided to customers with overdue accounts and to collect such amounts, starting when bills are more than 60 days overdue and escalating progressively, as follows:

% of loss
Overdue bills	provisioned
From 1 to 60 days	Nil
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
Over 151 days	100

The provision calculation basis includes amounts due by government agencies, corporate customers and other telecommunications providers, as well as amounts determined under settlement agreements with defaulting customers.   For installment settlements, the amounts to be re-billed from the provision for losses are treated according to their history of default. Accounts receivable more than 180 days overdue and the related provision for losses are reversed in the balance sheet.

11        Credits Receivable – Long-Term

	Consolidated
	06/30/06	03/31/06

Credits receivable - Barramar S.A. (i)	68,309	69,675
Credits receivable - Hispamar S.A. (ii)	35,126	35,224

	103,435	104,899

(i)         The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under long-term assets at AIX. As Barramar S.A. had its bankrupcy declared by the 5ª Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo (5th Private Law Panel of State of São Paulo Tribunal of Justice) at a session held on March 24, 2004, AIX is taking the legal steps required to qualify as a creditor and determine the operating assets of the bankrupt company due to its participation in the Refibra Consortium. As discussed in Note 7, in 2005 AIX recorded a provision to adjust the value of the operation of Barramar S.A. ducts in accordance with the expectation of realization, depending on the future profitability of the Refribra Consortium.

(ii)      In November 2001, TMAR signed an association contract with Hispamar Satélites S/A., to reduce the costs to reach the Northern part of the country, in special the transporders rented from Embratel. On December 31, 2002, TMAR signed an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., for the onerous transfer of the right to operate the geostationary Band C satellite launched on August 4, 2004. The transfer price of the right of exploration was set at R$ 28,659 by an independent specialized company, totaling R$ 28,659, and is restated by the IPC (Consumer Price Index).

          The conversion of such credits into equity holding Hispamar Satélites S/A. has been approved by the TMAR Board of Directors but the related corporate agreements are still pending. Accordingly, TMAR will continue to classify such amounts as long-term receivables until such time as they are converted into permanent investments. TMAR management estimates that this interest will not exceed 20% of the capital of the investee.

12        Deferred and Recoverable Taxes

	Parent company				Consolidated
	06/30/06		03/31/06		06/30/06		03/31/06
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
ICMS recoverable	3	2	3		398,609	225,213	414,125	238,720
Income tax on temporary differences (i)	29,520	110,936	29,520	103,757	154,209	769,657	154,209	717,501
Social contribution on temporary differences(i)	10,627	40,520	10,627	37,936	55,515	261,244	55,515	246,211
Income tax on tax loss carryforwards (i)						381,449		381,449
Social contribution on tax loss carryforwards (i)						134,023		134,023
Income tax recoverable	187,184		208,756		206,130		263,055
Social contribution recoverable	1,493		241		7,940		7,374
Withholding taxes	139,121		123,079		229,347		185,878
Other taxes recoverable	7,692		7,673		97,449		102,659

	375,640	151,458	379,899	141,693	1,149,199	1,771,586	1,182,815	1,717,904

(i) TNL and its subsidiaries record deferred tax credits arising from timing differences and tax loss carryforwards, under the terms of CVM Resolution 273/98 and CVM Instruction 371/02.

Unrecorded credits amount to R$ 278,425 (03/31/06 - R$ 285,354), of which R$ 234,731 relate to Oi (03/31/06 - R$ 242,773).

Additionally, unrecorded credits on unrecorded timing differences at June 30, 2006, amount to     R$ 104,531 (03/31/06 - R$ 82,661).

13        Prepaid Expenses

	Parent company		Consolidated
	06/30/06	03/31/06	06/30/06	03/31/06
Financial charges (i)	91,093	94,673	258,487	304,166
Subsidies – Oi handsets (ii)			254,950	233,340
FISTEL fee (iii)			185,672	227,266
Insurance	1,234	261	8,952	10,239
Taxes and contributions	83	89	16,851	19,914
Other (iv)	2,330	2,828	111,566	86,835

	94,740	97,851	836,478	881,760

Short term	4,945	4,947	587,947	620,116
Long term	89,795	92,904	248,531	261,644

(i) Financial charges and premiums paid in advance when obtaining loans and financing and issuing debentures (Notes 18 and 22) are amortized over the term of the related contracts.

(ii) This refers to the number of postpaid mobile handsets sold, with a minimum subsidy of R$ 300 reais and based on actual additions, recoverable in up to 12 months, according to the contractual fines for early termination or migration to prepaid plans.

(iii) This refers to the Fundo de Fiscalização das Telecomunicações - FISTEL fee paid on installations (R$ 26.83 reais per installation) which is deferred to be amortized over the estimated period of client churn, equivalent to 24 months, for a total of R$ 104,198 (03/31/06 - R$ 105,054). This line also includes early payments made by TMAR and Oi, according to the applicable legislation, as FISTEL fee for maintenance, taken to income on a monthly basis during the year, for a total of R$ 81,474 (03/31/06 - R$ 122,212).

(iv) This includes expenses relating to annual right of way contracts, circuit and equipment and posts rentals, among others.

14        Judicial Deposits

	Parent company		Consolidated
	06/30/06	03/31/06	06/30/06	03/31/06
Tax	2,627	2,627	531,632	360,973
Labor	25	25	279,967	247,071
Civil	1,823	1,790	207,981	185,933

	4,475	4,442	1,019,580	793,977

TNL and its subsidiaries make judicial deposits to ensure their right to appeal with respect to civil, labor and tax claims. Tax claims include:

	Consolidated
	06/30/06%		03/31/06%

ICMS assessments	67,268	12.6	43,610	12.0
ICMS assessments (Agreement 69/1998)	124,486	23.4	69,914	19.4
INSS	116,739	21.9	84,373	23.4
IPTU	33,866	6.4	28,453	7.9
FUST (Note 5)	35,913	6.8	27,105	7.5
Other (i)	153,360	28.9	107,518	29.8

	531,632	100.0	360,973	100.0

(i) Deposits made to guarantee tax foreclosures relating to the collection of taxes administered by the Federal Revenue Secretariat, as well as the non-payment of other debits required by State and local Finance Secretaries.

For those claims where the risk of loss is probable, the Company recorded provisions for INSS and IPTU contingencies in the amount of R$ 55,098 (03/31/06 - R$ 53,880), and ICMS in the amount of  R$ 242,265 (03/31/06 -R$ 212,228).

Pursuant to the applicable laws, the judicial deposits are monetarily restated considering the following interest rates:

Federal and State taxes – Variation of the SELIC (Special System for Settlement and Custody) interest rate;
Local taxes - UFIR  (Tax Reference Unit).

15       Investments

	Parent company		Consolidated
	06/30/06	03/31/06	06/30/06	03/31/06
Investments accounted for on the equity method	9,091,295	9,000,311
Goodwill on the acquisition of Pegasus, net (i)			113,163	132,023
Tax incentives	10,698	10,698	42,789	44,691
Provision for losses on tax incentives (ii)	(3,143)	(3,143)	(28,843)	(37,136)
Other investments	77	77	5,108	5,416

	9,098,927	9,007,943	132,217	144,994

Equity in the earnings of subsidiary companies arising from gains and losses on variations in the holding percentage in the sharing capital of subsidiaries is classified as “Non-operating income (expenses), net” (Note 7).

(i)         This refers to goodwill paid by TMAR on the acquisition of Pegasus on December 27, 2002, based on potential future profitability, as well as synergy gains between TMAR and Pegasus operations. The goodwill is being amortized over 5 years, as from January 2003.

(ii)        This refers to FINOR  - Fundo de Investimento do Nordeste (Northeast Investment Fund) and FUNRES -Fundo de Recuperação Econômica do Estado do Espírito Santo (Fund for the Economic Recovery of the State of Espírito Santo). Changes in the quarter arise from the expectations of realization of these assets (Note 7).

			% holding		Equity adjustments			Investment amount
Subsidiaries	Stockholders’ equity	Net income (loss) for the half year	Total capital	Voting capital	06/30/06	06/30/05	Dividends and interest on own capital receivable	06/30/06	03/31/06

TMAR (i)	11,079,031	680,512	80.89	97.24	625,478	298,102	347,746	9,076,163	8,876,338
Telemar Telecomunicações (i)	9,586	(429)	100	100	(429)	250,079		9,586	9,715
TNL.Net	5,158	224	100	100	224	112		5,158	5,049
HiCorp (iii)			100	100	4,076	55,175			108,822
TNL Trading	34		100	100		(41,509)		34	33
TNL PCS Participações	354		100	100				354	354
Contax Participações (ii)						(3,717)

					629,349	558,242	347,746	9,091,295	9,000,311

Other investments								7,632	7,632

								9,098,927	9,007,943

(i) Equity in the earnings of TMAR is determined by the percentage holding obtained after exclusion of treasury stock, and equals 81.92% at TNL  (06/30/05 – 43.78% at TNL and 38.14% at Telemar Telecomunicações, whose share control is fully held by TNL, as mentioned in Note 1).

(ii) On November 26, 2004, TNL published a Relevant Event notice relating to the approval by its Board of Directors of the spin-off of the contact center activities operated by TNL Contax. The transaction was approved at the Special Shareholders’ Meeting of TNL held on December 29, 2004. The transfer of the share control of Contax Participações was completed on March 1, 2005, at which time the equity pick-up for December 2004, in the amount of R$ 3,717, was reversed.

(iii) As discussed in Note 1, on April 28, 2006 the Special Stockholders’ Meeting of TNL approved the Protocol and Justification of Merger of HiCorp Comunicações Corporativas S/A. into the parent company TNL, as part of the Telemar Group corporate restructuring. The net equity of HiCorp Comunicações Corporativas S/A (“merged company”) was R$ 108,822 (book value) as of March 31, 2006.

Changes in the Company investments substantially arise from the equity in the earnings of its subsidiaries.

The balance sheet of HiCorp at March 31, 2006, base date of the merger, is summarized as follows:

Assets		Liabilities and stockholders’ equity

Current assets		Current liabilities
Cash and banks	4	Suppliers	25
Taxes recoverable	1,804	Taxes payable	1,899
Other accounts receivable	11	Interest on own capital	2,609
		Other liabilities	65
	1,819		4,598

Long-term receivables
Loans to parent company	110,055	Stockholders’ equity
		Capital	5,001
Permanent assets		Revenue reserves	1,000
Property, plant and equipment	1,546	Retained earnings	102,821

			108,822

Total assets	113,420	Total liabilities and stockholders’ equity	113,420

The statement of income of HiCorp at March 31, 2006 is summarized as follows:

Cost of services rendered	(60)

Gross loss	(60)

Operating income (expenses)
Selling expenses	(867)
General and administrative expenses	(454)
Other operating income (expenses), net	2,701

1,380

Operating income before financial results	1,320

Financial results	4,647

Income before income tax and social contribution	5,967

Income tax and social contribution	(1,891)

Net income for the period	4,076

16        Property, Plant and Equipment

	Parent co.
	06/30/06			03/31/06	Annual
					depreciation
		Accumulated			rates
	Cost	depreciation	Net	Net	(%)

Buildings	30,549	(20,320)	10,229	10,523	4 to 10
Land	8,810		8,810	8,810
Hardware and software	23,103	(19,467)	3,636	3,165	20
Other assets	11,370	(7,805)	3,565	3,289	10 to 20
Other equipment	831	(263)	568	709

	74,663	(47,855)	26,808	26,496

	Consolidated
	06/30/06			03/31/06	Annual
					depreciation
		Accumulated			rates
	Cost	depreciation	Net	Net	(%)
TMAR switching equipment	11,307,043	(10,836,682)	470,361	532,853	20
Oi switching equipment Oi (i)	949,121	(238,812)	710,309	672,918	10
TMAR transmission equipment	8,216,113	(6,689,535)	1,526,578	1,489,367	20
Oi transmission equipment (i)	1,967,076	(518,861)	1,448,215	1,435,710	10
Terminal equipment	2,326,333	(2,184,139)	142,194	139,561	13 to 20
Trunking (switches)	5,927,928	(5,178,260)	749,668	811,282	5 to 20
Cables (access network)	5,727,130	(3,056,715)	2,670,415	2,679,050	3 to 20
Other equipment	1,808,626	(1,303,761)	504,865	509,401	10 to 20
Underground ducting	1,989,611	(1,230,608)	759,003	783,091	4
Posts and towers	894,370	(369,095)	525,275	525,628	4 to 5
Hardware and software	1,800,990	(1,182,517)	618,473	577,033	20
Buildings	2,112,370	(1,333,462)	778,908	808,214	4 to 10
Land	156,093		156,093	157,298
Leasehold improvements	578,336	(194,910)	383,426	346,482	10
Other assets	732,291	(479,019)	253,272	250,099	10 to 20
Construction in progress	486,287		486,287	737,059
Inventories for expansion	119,506		119,506	112,827
Right of use – Oi (ii)	1,236,567	(349,207)	887,360	909,537	7

	48,335,791	(35,145,583)	13,190,208	13,477,410

(i)         The depreciation rate for Oi’s transmission and switching equipment is supported by an internal report on the assessment of the useful life.

(ii)      Refers to the right to use radio frequencies, which Oi acquired in March 2001 for  R$ 1,102,007, effective until March 12, 2016 and subject to a single extension for 15 years. The financial charges incurred before the start-up of Oi were capitalized, totaling R$ 63,942. In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies until March 12, 2016, for a total of R$ 70,618, in order to improve the penetration in certain areas.

17        Deferred Charges - Consolidated

These amounts refer to expenses incurred during the pre-operating period. The average period is estimated at tem years for Oi Internet, AIX and Oi (except for the deferred balance of Pegasus, merged into Oi in November 2005, which will continue to be amortized over five years).

Deferred balances per subsidiary can be stated as follows:

	06/30/06			03/31/06
		Accumulated
	Cost	amortization	Net	Net

Oi	631,973	(254,162)	377,811	393,509
AIX	21,512	(9,681)	11,831	12,396
HiCorp (merged into TNL)	2,666	(2,666)
Oi internet	4,000	(600)	3,400	3,400

	660,151	(267,109)	393,042	409,305

18        Loans and Financing

					Parent company		Consolidated
	Inception	Matu- rity	Guarantees	Financial charges	06/30/06	03/31/06	06/30/06	03/31/06
(a) Local currency

BNDES (i)	12/2000	01/2008	TNL endorsement and TMAR receivables	TJLP + 3.85% p.a.			680,561	784,013

BNDES (ii)	12/2003	01/2011	TNL endorsement and TMAR receivables	TJLP + 4.50% p.a.			360,999	378,756

BNDES (iii)	09/2004	10/2012	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.			599,124	611,766

BNDES (iv)	07/2005	08/2013	TNL endorsement and TMAR receivables	TJLP + 3.50% p.a and 4.50% p.a.			84,789	84,358

BNDES	12/2005	12/2013	TNL endorsement and TMAR receivables	TJLP + 4.50% p.a.			24,241	24,117

Banco do Nordeste do Brasil S.A.	06/2004	12/2014	TMAR receivables	11.9% p.a. and 10.5% p.a.			174,907	157,713

Other							12,500	14,500

Subsidiaries			None	104% of CDI	5,724	105,008

Financial charges					797	8,879	7,777	19,187

				Total in local currency	6,521	113,887	1,944,898	2,074,410

						Parent company		Consolidated
(b)Foreign currency	Inception	Matu- rity	Guarantees	Currency	Financial charges	06/30/06	03/31/06	06/30/06	03/31/06

BNDES (i)	12/2000	01/2008	TNL endorsement and	UMBND (ix)	BNDES variable
			TMAR receivables		rate + 3.85% p.a.			181,978	209,020

BNDES (ii)	12/2003	01/2011	TNL endorsement and	UMBND (ix)	BNDES variable
			TMAR receivables		rate + 4.50% p.a.			63,973	66,921

ABN AMRO Bank N.V.	04/2001	05/2006	None	US$	LIBOR + 5% p.a.		16,184		16,184

ABN AMRO Bank N.V. (v)	08/2001	08/2009	TNL endorsement	US$	LIBOR + 0.50% p.a. to
					3.81% p.a.			766,189	769,056

ABN AMRO Bank N.V.	01/2004	04/2009	None	US$	LIBOR + 3.0% p.a. to
					4.83% p.a.			129,858	130,344

ABN AMRO Bank S.A.	06/2005	06/2010	None	US$	5.51% p.a.			36,360	39,972

ABN AMRO Bank S.A.	12/2005	12/2010	None	US$	4.93% p.a.			19,912	21,724

ABN AMRO Bank S.A.	06/2005	05/2008	None	US$	5.05% p.a.			64,929	65,172

ABN AMRO Bank S.A.	09/2005	09/2008	None	US$	5.45% p.a.			130,246	130,733

ABN AMRO Bank S.A.	10/2005	10/2008	None	US$	5.28% p.a.			33,150	33,274

ABN AMRO Bank S.A.	12/2005	11/2008	None	US$	5.43% p.a.			43,286	43,448

ABN AMRO Bank S.A.	02/2006	01/2009	None	US$	5.40% p.a.			29,234	29,344

Banco Itaú S.A.	12/2000	04/2006	Promissory note	US$	LIBOR + 2.75% p.a. to
					3.125% p.a.		9,587		9,587

Banco do Estado de São Paulo S.A. -	01/2004	01/2007	None	US$	6.5% p.a.			17,314	17,379
BANESPA

EDC - Export Development Corporation	01/2000	04/2007	None	US$	LIBOR + 3.0% p.a.	19,479	29,327	19,479	29,327

						Parent company		Consolidated
	Inception	Matu- rity	Guarantees	Currency	Financial charges	06/30/06	03/31/06	06/30/06	03/31/06

Fuji Bank, Limited	11/2000	09/2006	None	US$	LIBOR + 1.5% p.a.	19,675	19,749	19,675	19,749

KFW - Kreditanstalt Fur	02/2003	08/2012	TNL endorsement and	US$	LIBOR + 0.75% p.a.
Wiederaufbau (vi)			pledge of Oi equipment					114,609	115,038

FINNVERA - Finnish Export Credit (vi)	02/2003	02/2012	TNL endorsement and	US$	LIBOR + 1.1 % p.a.
			pledge of Oi equipment					259,716	260,688

FINNVERA - Finnish Export Credit (v)	11/2004	08/2010	TNL endorsement and pledge of Oi equipment	US$	LIBOR + 1.685% p.a. and 4.56% p.a			107,062	107,463

Nordic Investment Bank - NIB (vi)	03/2003	02/2012	TNL endorsement and	US$	LIBOR + 4,3 % a.a.
			pledge of Oi equipment					48,697	48,879

Nordic Investment Bank – NIB (v)	11/2004	08/2010	TNL endorsement and	US$	LIBOR + 1.625% p.a.
			pledge of Oi equipment		and 4.5% p.a.			43,286	43,448

Société Générale / Coface (vi)	02/2003	11/2012	TNL endorsement and
			pledge of Oi equipment	US$	LIBOR + 0.75% p.a.			81,426	88,017

KFW - Kreditanstalt Fur Wiederaufbau	06/2000	10/2009	None	US$	8.75% to 11.87% p.a.			95,590	111,335

KFW - Kreditanstalt Fur Wiederaufbau	07/2002	01/2011	None	US$	LIBOR + 0.8% p.a. and
					4.5% p.a.			110,724	111,139

Japan Bank for International	08/2001	01/2010	None	Yen	1.65% p.a.
Cooperation - JBIC (vii)						353,615	344,943	353,615	344,943

Japan Bank for International	01/2003	01/2011	None	Yen	YIBOR +
Cooperation - JBIC (vii)					1.25% p.a.	352,562	343,916	352,562	343,916

Unibanco - União de Bancos Brasileiros S.A.	12/2004	12/2007	None	US$	4.90% p.a.			7,808	7,837

Banco Bilbao Vizcaya Argentaria S.A.	07/2000	12/2006	TNL endorsement	US$	6.84% p.a.			2,403	4,823

Société Générale / Natexis	12/2004	10/2009	None	US$	LIBOR + 1.95% p.a.			64,929	65,172

						Parent company		Consolidated
	Inception	Matu- rity	Guarantees	Currency	Financial charges	06/30/06	03/31/06	06/30/06	03/31/06

SEB Merchant Banking	03/2002	10/2006	None	US$	LIBOR + 2.75% p.a.	8,769	8,802	8,769	8,802

Société Générale	12/2002	06/2007	None	US$	LIBOR + 5% p.a.	9,585	15,983	9,585	15,983

Deustche Bank GB	01/2004	01/2007	None	US$	LIBOR + 4% p.a.			16,593	16,655

Banco Santander do Brasil S/A	04/2005	04/2008	None	US$	5.9% p.a.			26,379	26,478

Suppliers

SIEMENS Ltda.	06/2002	10/2007	TNL promissory note	US$	LIBOR + 4.71% p.a.		9,124		9,124

Senior Notes (viii)	12/2003	12/2013	None	US$	8 % p.a.	324,645	325,860	324,645	325,860

Financial charges						6,852	13,297	67,426	60,441

				Total in foreign currency		1,095,182	1,136,772	3,651,407	3,747,275

				Total loans and financing		1,101,703	1,250,659	5,596,305	5,821,685

			Swap transactions in foreign currency			655,614	661,594	1,766,386	1,732,551
			Loans and financing – short term			434,238	476,770	2,371,433	2,340,422
		Loans and financing – long term				1,323,079	1,435,483	4,991,258	5,213,814

(a)        Changes in balance of loans and financing in the half year ended June 30, 2006 (consolidated)

Balance			Financial	Balance
03/31/06	Additions	Amortization	charges	06/30/06

7,554,236	17,194	(442,095)	233,356	7,362,691

(b)       Description of the main loans and financing

(i)         Refers to the use of funds provided by special credit lines for the acquisition and assembly of equipment, infrastructure and other items, under the “Telecommunication Investment Support Program”.   Financial charges and the principal are due on a monthly basis until January 2008. As of June 30, 2006, TMAR was in compliance with the financial ratios set forth in the agreement.

(ii)        From December 2003 to October 2004, TMAR withdrew R$ 529,635 under a loan contract signed with BNDES in December 2002, with the objective to finance its investment plans for 2002, 2003 and 2004.  The funds were used to expand the telecommunications network and introduce operating improvements. Financial charges were due on a quarterly basis up to January 2005, and are due on a monthly basis from May 2005 through January 2011. The principal is payable on a monthly basis as from May 2005.

(iii)       In September 2004, Oi entered into a financing contract with BNDES for R$ 663,000 and withdrew R$ 585,000 (corresponding to R$ 400,000 in September 2004 and R$ 185,000 in May 2005) in order to finance its investment plan. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 throguh October 2012. The principal is payable on a monthly basis as from May 2006.  On December 29, 2005, with the consent of BNDES, Oi transferred 100% of the financing to TMAR.

(iv)     In July 2005, TMAR signed a loan agreement with BNDES in the amount of R$ 217,945 and withdrew R$ 80,000 in that month in order to finance the Universal Service Target Plan (PGMU). Financial charges are due on a quarterly basis up to August 2006, and on a monthly basis from September 2006 through August 2013. The principal will be payable on a monthly basis as from September 2006.

(v)      In August 2001, Oi obtained a US$ 1.425 billion credit line from a consortium formed by banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO Bank, allocated to investments and working capital requirements.   After the loan was restructured three times, the last time in August 2005, at June 30, 2006, the line amounted to US$ 423 million, net of amortization through that date, with no balance left to be withdrawn. In November 2003 the debt was transferred from Oi to TMAR.

(vi)      In December 2002, Oi signed a financing agreement with KFW – Kreditanstalt Fur Wiederaufbau, Nordic Investment Bank, Société Générale/Coface and Finnish Export Credit – Finnvera for R$ 300 million, to partly replace the credit line from ABN AMRO Bank N.V.. In November 2003, the debt was transferred from Oi to TMAR.

(vii)      In August 2001, and January and February 2003, TNL obtained R$ 1,646,110 from Japan Bank for Internacional Cooperation - JBIC to finance TMAR investments.

(viii)      On December 18, 2003, TNL obtained R$ 878,820 (US$300 million) via the issuance of notes abroad, non-convertible “Senior Notes”, with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per year and will mature in August 2013, with option of early settlement by the Company, annually as of the fifth year, without guarantees. The funds will be used for various corporate purposes. On December 1, 2005, TNL carried out the early redemption of part of the Senior Notes, in the amount of US$ 150 million. The Notes were subsequently cancelled.

(ix)       Currency basket published by BNDES on a daily basis.

The maturity dates of long-term are scheduled as follows:

	Parent company	%	Consolidated	%
Local currency
2007	6,521	0.5%	335,594	6.7%
2008			251,886	5.1%
2009			216,068	4.3%
2010			216,068	4.3%
2011			143,868	2.9%
2012 and thereafter			137,066	2.7%

	6,521	0.5%	1,300,550	26.0%

Foreign currency
2007	152,091	11.5%	602,950	12.1%
2008	306,454	23.2%	1,246,093	25.0%
2009	290,975	22.0%	921,331	18.5%
2010	193,270	14.6%	379,908	7.6%
2011	49,124	3.7%	154,095	3.1%
2012 and thereafter	324,644	24.5%	386,331	7.7%

	1,316,558	99.5%	3,690,708	74.0%
Total
2007	158,612	12.0%	938,544	18.8%
2008	306,454	23.2%	1,497,980	30.1%
2009	290,975	22.0%	1,137,399	22.8%
2010	193,270	14.6%	595,975	11.9%
2011	49,124	3.7%	297,963	6.0%
2012 and thereafter	324,644	24.5%	523,397	10.4%

	1,323,079	100.0%	4,991,258	100.0%

19        Payable and Deferred Taxes

	Parent company		Consolidated
	06/30/06	03/31/06		06/30/06		03/31/06
	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term
ICMS (i)			545,575	35	573,493	591
ICMS – Agreement 69/1998 (ii)			170,544		123,074
PIS and COFINS	16,552	17,891	110,649		102,801
Income tax payable	34,594	2,984	165,429		161,574
Social contribution payable	12,923	919	52,498		39,948
Deferred income tax and social
contribution - Law 8200/1991			12,951		12,815	872
Other	695	710	41,967		28,749

	64,764	22,504	1,099,613	35	1,042,454	1,463

(i)        Telecommunications services are subject to several taxes, including local, state and federal taxes. The main one is ICMS (value-added tax), assessed by states at different rates. The ICMS rate is 30% for the States of Pará, Paraíba, Mato Grosso, Rio Grande do Sul and Rio de Janeiro; 28% for Pernambuco; 27% for the States of Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Mato Grosso do Sul; and 29% for the State of Goiás;. For all other States, the ICMS rate is 25%.

(ii)        In June 2006, judicial deposit amounts were monetarily restated by R$ 43,325 according to the variation of the SELIC (Special System for Settlement and Custody) rate Note 14), of which R$ 40,084 for prior years, and R$ 3,241 for the current year.

20        Refinancing of Taxes and Contributions - REFIS

TNL and its subsidiaries TMAR and Oi adhered to the program for refinancing of taxes and contributions (Programa de Refinanciamento Fiscal – REFIS), according to Law 10684, subscribing a substantial part of the debits with the national treasury and with the INSS matured until February 28, 2003. Pursuant to Art. 7 of said Law, TNL and its subsidiaries must pay REFIS installments on a timely basis. They may be excluded from the program should payments be late for three consecutive months or six non consecutive months, whichever is earlier.

Refinancing is due in 180 installments for TNL and 120 installments for the subsidiaries. During the half year ended June 30, 2006, timely settlements amounted to R$ 6,921 (TNL) and R$ 60,090 (consolidated), in accordance with the provisions of the Brazilian Securities Commission (CVM) 346, whereby timely payments are a prerequisite to the maintenance of REFIS terms.

REFIS amounts comprise the following:

	Parent company				Consolidated
		06/30/06		03/31/06		06/30/06		03/31/06
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	Term
COFINS					63,230	375,283	61,959	383,194
CPMF	3,798	41,464	3,722	41,559	26,454	175,365	25,923	178,306
Income tax					11,613	66,732	11,379	68,630
Social contribution					3,905	26,485	3,826	26,907
INSS - SAT					2,990	21,495	2,943	21,782
IOF	10,284	112,272	10,077	112,529	13,504	131,122	13,232	131,786
PIS					561	3.544	550	3.610

	14,082	153,736	13,799	154,088	122,257	800,026	119,812	814,215

REFIS amounts segregated by principal, fines and interest comprise the following:

	Consolidated
	06/30/06				03/31/06
	Principal	Fines	Interest	Total	Total
COFINS	316,052	31,736	90,725	438,513	445,153
CPMF	146,631	14,663	40,525	201,819	204,229
Income tax	42,932	10,137	25,276	78,345	80,009
Social contribution	16,854	3,763	9,773	30,390	30,733
INSS - SAT	14,358	2,481	7,646	24,485	24,725
IOF	105,918	10,592	28,116	144,626	145,018
PIS	2,617	292	1,196	4,105	4,160

	645,362	73,664	203,257	922,283	934,027

These amounts are monetarily restated by the variation of TJLP (Long-Term Interest Rate), and    R$ 7,201 (TNL) and R$ 39,761 (consolidated) were recognized as “Financial expenses” (Note 6) in the half year ended June 30, 2006.

At June 30, 2006, REFIS payments brought to present value at 12% per year (average projected remuneration rate) for the remaining period of 11 years and 11 months total R$ 131,023 at TNL and R$ 770,887 on a consolidated basis.

As the Federal Revenue Secretariat (SRF) and National Treasury General Attorney Office (PGFN) inappropriately included TNL and its subsidiaries in the Special Financing Program (Parcelamento Especial – PAES), the companies filed a lawsuit in order to prove their good standing with respect to the payment of the installments, as well as to accurately state the debts included in that Program. In this connection, pursuant to a preliminary injunction conditioned to a guarantee, the companies have made monthly supplementary judicial deposits of approximately R$ 3 million, and will continue to do so until such time as an administrative or judicial decision is given adjusting the accurate balance of debts included in PAES. In May 2006, TMAR was authorized, through a judicial decision, to turn the monthly guarantee from cash deposit to bank surety bond.

21         Provisions for Contingencies

(a)        Composition of book values

		Parent company		Consolidated
		06/30/06	03/31/06	06/30/06	03/31/06
	Tax
(i)	ISS	424	424	49,363	50,858
	INSS (joint responsibility, fees
	and indemnifications)			44,636	43,418
(ii)	ICMS assessments			242,265	212,228
(iii)	ILL – Tax on net income			39,795	39,057
(iv)	Tax loss carryforwards			84.811	82.420
(v)	Other claims	4	4	151,123	126,525

		428	428	611,993	554,506

	Labor
(i)	Hazardous work conditions premium			117,316	116,773
(ii)	Salary differences/equalization of salary scales	10	9	106,510	100,505
(iii)	Indemnities	22	22	77,539	70,003
(iv)	Overtime	580	557	360,630	343,459
(v)	Claims by outsourced personnel	13	20	245,531	246,181
(vi)	Other claims	87	65	175,839	167,966

		712	673	1,083,365	1,044,887
	Civil
(i)	Small claims courts			75,134	80,860
(ii)	ANATEL fines			35,164	34,354
(iii)	ANATEL estimates			145,709	143,743
(iv)	Fundação Atlântico de Seguridade Social indemnity			75,509	74,238
(v)	Other claims	2,319	2,282	198,607	192,816

		2,319	2,282	530,123	526,011

		3,459	3,383	2,225,481	2,125,404

The provisions for contingencies are monetarily restated on a monthly basis, according to the criteria established in the respective legislation, as follows:

Tax:               Variation of the SELIC rate and UFIR – Reference Tax Unit;
Labor:             Variation according to TRT (Regional Labor Court) indices, plus interest of 1% p.m.;
Civil:              Variation of the TR (Reference Rate), plus 0.5% p.m. and

ANATEL - IGP-DI – (General Price Index – Domestic Availability.

(b)       Details of claims per nature of risk at June 30, 2006 (consolidated)

	Tax	Labor	Civil	Total

Probable	611,993	1,083,365	530,123	2,225,481
Possible	5,357,308	1,089,493	423,509	6,870,310
Remote	253,219	648,171	376,269	1,277,659

Total	6,222,520	2,821,029	1,329,901	10,373,450

(c)        Summary of changes in the balances of provisions for contingencies

	Parent company
	Tax	Labor	Civil	Total

At December 31, 2005	428	670	2,239	3,337
Additions, net of reversals		(21)		(21)
Write-offs by payment		(4)		(4)
Monetary restatement (Note 6)		28	43	71

At March 31, 2006	428	673	2,282	3,383

Additions, net of reversals		(4)		(4)
Monetary restatement (Note 6)		43	37	80

At June 30, 2006	428	712	2,319	3,459

	Consolidated
	Tax	Labor	Civil	Total
At December 31, 2005	472,917	1,002,427	462,722	1,938,066
Additions, net of reversals	69,248	31,609	95,447	196,304
Write-offs by payment	(19,028)	(21,248)	(32,340)	(72,616)
Monetary restatement (Note 6)	31,369	32,099	182	63,650

At March 31, 2006	554,506	1,044,887	526,011	2,125,404

Additions, net of reversals	38,293	26,531	36,927	101,751
Write-offs by payment	(11,006)	(22,505)	(39,533)	(73,044)
Monetary restatement (Note 6)	30,200	34,452	6,718	71,370

At June 30, 2006	611,993	1,083,365	530,123	2,225,481

 (d)        Probable contingencies (consolidated)

Tax:

(i)      ISS - TMAR records provisions for assessments in connection with the levy of ISS on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision recorded reflects the portion of the assessments that are considered as probable losses by the legal consultants.

(ii)      ICMS assessments – Provision considered sufficient by management cover a number of assessments relating to: (a) ICMS instead of ISS taxes on certain revenues;  (b) offset of credits on the acquisiton of goods and other inputs required for plant maintenance; and (c) assessments regarding non compliance with ancillary obligations. Changes during the half year ended June 30, 2006 arise primarily from the Company decision to record a full provision for the assessment notice on the ICMS credit recorded on electrical energy. During 2005, the Company filed suits in the whole country challenging the removal of such credit. Most of these suits are currently at the technical inspection phase. Another driver of the changes in the quarter was the review of the risk of loss in the context of these assessments, in the opinion of the Company legal advisors and according to decision of the Taxpayers Council.

(iii)      ILL - TMAR offset the amount of ILL paid up to calendar year 1992 based on Superior Court (STF) decisions on the unconstitutionality of this tax. Although the higher courts’ decision is now unanimous, the Company maintains a provision considering that no final ruling was given on the credit restatement criteria. Changes seen in the half year ended June 30, 2006 refer to monetary restatement.

(iv)      Tax loss carryforwards – As disclosed in Note 8, TMAR  has a judicial injunction that guarantees the offset of 100% of the tax losses and tax loss carryforwards, if determined in the years up to and including 1998. Changes in the half year ended June 30, 2006 refer to monetary restatement.

(v)      Other claims – This refers substantially to provisions for IPTU tax assessments, in the amount of R$ 10,462 (03/31/06 - R$ 10,462), challenging of the FUNTTEL fee calculation basis, in the amount of R$ 21,041 (03/31/06 - R$ 17,804), FUST in the amount of   R$ 40,137 (03/31/06 - R$ 29,613) (Note 5), and several tax assessments with respect to income tax and social contribution, totaling R$ 32,982 (03/31/06 - R$ 25,576).

Labor:

There has been a significant increase in the volume of labor claims due to : (a) personnel restructuring in prior years; (b) incentive to the recovery of the differences of the FGTS rescission fines, relating to the excesses of inflation due to the Verão and Collor plans; (c) increase in the volume of claims for joint liability related to the rescission of agreements with plant maintenance firms whose performance did not meet Telemar Group’s required quality standards; (d) expanded authority limits of the labor courts after enactment of Constitutional Amendment 45; and (e) increased labor union powers to act as legal substitute. The main contingencies per nature of claim are summarized as follows:

(i)         Unsafe work conditions premium - This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be unsafe, principally close to high-tension electric installation.

(ii)        Salary differences / Equalization of salary scales – Represented by funds due to the differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation.

(iii)       Indemnities – Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisional stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

(iv)       Overtime – Claims relating to requests to receive additional worked hours after normal shifts.

(v)        Outsourced employees – Claims filed by former employees of contracted companies, where TMAR is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

(vi)     Other claims – Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	Parent company		Consolidated
	06/30/06	03/31/06	06/30/06	03/31/06
Pension plan supplementation	25	24	22,142	22,025
Salary differences	51	29	17,854	23,185
Sundry labor fines	5	5	42,289	39,734
Incentive to resignation plan – PIRC/PDI		1	18,630	21,990
Other	6	6	74,924	61,032

	87	65	175,839	167,966

Civil:

(i)      Small claims court – These refer primarily to suits filed by customers, the individual indemnity amounts of which do not exceed forty minimum wages. Changes in the half year ended June 30, 2006 were mainly driven by the change in the provision calculation criterion, which considers, for purposes of computing the 6-month moving average, that a suit is closed at the time of payment. Additionally, the Minas Gerais, Rio de Janeiro and Bahia (representing approximately 80% of the provision balance) were submitted to a review, and the resulting adjustments reduced the provision balance. Payments were made to settle a number of suits, totaling R$ 19,177 (03/31/06 - R$ 18,904), offset by new provisions of R$ 13,451 (03/31/06 - R$ 43,976).

(ii)      Fines from ANATEL – Substantially due to noncompliance with user rights, simcards and obstacles to inspection. Changes in the half year ended June 30, 2006 refer basically to monetary restatement of R$ 575 (03/31/06 - R$ 6,618 negative), increase in the provision by R$ 5,799 (03/31/06 - R$ 10,256), as well as payments totaling R$ 5,564 (03/31/06 -    R$ 2,782).

(iii)      ANATEL estimates – Fines estimated by ANATEL as a result of noncompliance with several items. Changes in the half year ended June 30, 2006 relate primarily to the increase in the provision by R$ 6,373 (03/31/06 - R$ 31,689) and payments totaling R$ 4,407 (03/31/06 - R$ 2,001) .

(iv)      Fundação Atlântico de Seguridade Social indemnity – Based on the opinion of outside counsel, in 2002 management recorded a provision for the indemnification of Fundação Sistel de Seguridade Social - SISTEL, as a result of the termination of the rental agreement for a property in Rio de Janeiro. The provision amount recorded in 2002 to cover the settlement of this claim was reassessed upon the transfer of management of pension plans to Fundação Atlântico de Seguridade Social, including the reassessment and allocation of liabilities to the sponsors, taking into account rental amounts that the foundation failed to receive due to the agreement termination. The parties reached an agreement on July 13, 2006, and according to the court award, TMAR was required to pay the related amount within 15 days.

(v)        Other claims – These refer to various actions comprising indemnity for agreement termination, indemnification of former suppliers and contractors, expansion plan through issue of shares, among others. Changes during the half year ended June 30, 2006 arise from the review of the risk of loss in such actions based on the opinion of the Company legal advisors, as well as the revaluation of the amounts provisioned to meet losses on agreement termination claims.

(e)       Possible contingencies (not provided for)

TNL and its subsidiaries are also involved in a number of suits with respect to which losses are considered as “possible” in the opinion of their legal advisors. No provisions were recorded for such suits.

The main contingencies classified as possible losses in the opinion of the company’s legal advisors are summarized below:

Tax

The amounts reported are based on the total amounts of tax assessments and notices, which are often discretionary and do not include details on the infringement. As such, there can be significant variations relating to the real amounts subject to discussion.

ICMS – In July 1999, the legal dispute in Rio de Janeiro relating to ICMS amounts on international calls originating in Brazil was estimated at approximately R$ 100,917 (tax assessments). The responsibility for such payment, if required, is questionable, as TMAR did not earn revenues for these services in that period. In February 2000, TMAR obtained a favorable decision from the Taxpayers’ Council (Conselho de Contribuintes) of Rio de Janeiro, countered by a partially unfavorable ruling from the State Revenue Secretary, according to whom the responsibility for payment, before the introduction of CSP, lies with TMAR (July 1998). TMAR also obtained administrative and judicial rulings stating that the international long-distance provider in other States, such as Bahia, Minas Gerais and Roraima, is responsible for paying this tax.

Besides this, there are several other ICMS tax assessments in the approximate amount of R$ 627,617, relating to services already taxed for ISS or which are not taxable for ICMS.  There are also possible risks in connection with  (i) offset of credits on the acquisition of goods and other inputs required for the maintenance of the network, totaling approximately R$ 246,657; and (ii) tax assessments regarding noncompliance of ancillary obligations, in the amount of R$ 59,283.

ISS - The assessments referring to the levy of ISS on rental of equipment, wake-up call services, among other communication services, in the amount of approximately R$ 993,321, have not been provided for as they are considered possible risk of loss, again because these activities do not fit into the list of taxable items for the ISS, or are already taxed for ICMS. Furthermore, the defense case was strengthened when STF decided, in the last quarter of 2001, that ISS must not be levied on equipment rental, and a substancial part of the assessments relate to this type of revenues.

INSS – There are a few claims in the approximate amount of R$ 377,173 relating to joint responsibility, SAT percentage to be applied, and amounts liable to be taxed for INSS. Evidence produced by TMAR management has not been appreciated by tax authorities to the present date. In October 2004, TMAR obtained a favorable ruling from the Social Security Appelate Board establishing the SAT tax on the Company services at 1%, as requested by management. The Company also obtained a favorable ruling regarding the joint responsibility in connection with the INSS claim.

In July 2005, INSS sent TMAR 24 Tax Debt Notices (“NFLDs”) in the total amount of R$ 296,636, primarily comprised of:

(i)    Non collection of social security contribution on amounts paid as TMAR profit sharing. This payment was made pursuant to Law 10,101 and Art. 7 of CF/88, and should not be included in the calculation basis of the contribution. This assessment amounts to R$ 218,408.

(ii)  Non collection of social security contribution on amounts paid as severance bonus, day-care support, allowance for handicapped children, etc. According to TMAR internal and external advisors, these amounts are indemnity-type payments and, as such, are not subject to the contribution in question. The assessment amounts to R$ 54.480.

(iii) Non collection of social security contribution on amounts paid to self-employed personnel engaged by TMAR. In this case, inspection officers did not have access to the documentation supporting the payment of amounts due to these individuals. The amounts were reported in the corresponding social security ancillary obligations forms. TMAR management intends to compile all supporting documentation to eliminate the NFLD received. The assessment amounts to R$ 11,691.

Federal taxes - There are also several tax assessments involving income tax and social contribution credits, PIS, PASEP and COFINS, due to the alleged non payment and inappropriate offsetting procedures, in the approximate amount of R$ 465,885. Based on the opinion of its legal advisors, the Company considers that the probability of a favorable outcome in such claims is good, and therefore no provisions for potential losses were recorded.

In addition, in August 2000, TMAR was assessed by the Internal Revenue Secretariat in Rio de Janeiro for taxable events which took place in 1996, therefore prior to privatization. These assessments added up to R$ 993,689 and related to income tax, social contribution, PIS, COFINS, and withholding income tax. TMAR submitted a substantial part of the documentation supporting the accuracy of the accounting records disallowed, as well as due payment of the tax amounts. Of this amount, approximately R$ 51,000 were included in the REFIS (Tax Refinancing Program) in August 2003. TMAR requested a new investigation and, following a judgment by a lower court, the assessment amount was substantially reduced to R$ 104,000, of which R$ 20,000 were provided for, for lack of supporting documentation. However, TMAR filed an administrative appeal, on the grounds that the remaining amount has substantial supporting documentation. The maximum exposure, still under review and considered possible, is equal to approximately R$ 110,719.

In July 2005, TNL was assessed by the Federal Revenue Secretariat for R$ 1,590,850 basically in connection with the corporate transaction carried out by the Company in 1998 to appropriate the goodwill on the Sistema Telebrás privatization auction. The amortization of goodwill and related deduction for tax purposes are provided for in article 7 of Law 9532/1997, which authorizes the product of the amortization of goodwill to be included in the taxable income of a company arising from merger, spin-off or consolidation, where one of them holds investments in the other, acquired with goodwill justified by the investee’s profitability prospects. As such, the ruling federal legislation expressly allows the possibility of using the goodwill paid to acquire investments. This is an usual market practice, which complies with CVM Instruction 319/1999. TNL has obtained legal opinions of four renowned tax law firms, confirming that the procedures followed in the above mentioned transaction are legal. The Company has contested the assessment notice and obtained a partly favorable decision from a lower administrative court, canceling the 150% fine applied to the Company. The amount of the debt under this assessment was thus reduced by approximately R$ 300,000.

On June 30, 2006, TMAR received an assessment notice from the Federal Revenue Secretariat in the total amount of R$ 488,250, of which R$ 54,422 relates to a number of disallowances of exclusions from the calculation bases of PIS and COFINS, while R$ 336,371 was due to the failure of an inspection officer to consider the information contained in rectified returns to determine the amounts due and R$ 97,457 referring to inaccuracies in the comparatives (PIS and COFINS determined vs. DCTF’s) from the inspection part. The deadline for the Company to contest this assessment notice is August 1, 2006.  Management expects to gather all supporting documents by that date, in order to sustain the accuracy of the tax determination and payment. Based on the opinion of its legal counsel, management believes that the likelihood of an unfavorable decision is possible.

Labor:

These refer to discussions relating to salary differences, overtime, hazardous work conditions premium, and joint responsibility, among others, totaling approximately R$ 1,089,493 (03/31/06 - R$ 866,448).  These claims are mostly at lower court stage and no ruling has been issued on them.

Civil:

These refer to suits with no previous decisions, the main subject matter of which relate to network expansion plans, indemnities for moral and material damages, collection actions, bidding processes, among others.   The number of such suits is over 23,429 (03/31/06 – 21,302), adding up to approximately R$ 423,509 (03/31/06 - R$ 441,879). Such figure is based only on the amounts (typically overestimated) claimed by the plaintiffs, and final decisions are still pending.

22        Debentures

The Company had 12,072 thousand simple, non-convertible debentures, at R$ 100 each, totaling R$ 1,207,200, bearing interest at the CDI rate plus 0.7% per year. These debentures, recorded in current liabilities and amortized every six months since December 2001, were fully redeemed on June 1, 2006, for R$ 1,309,045.

The Annual Shareholders Meeting held on March 7, 2006 approved a public issue by subsidiary TMAR of two hundred and sixteen thousand (216.000) simple, non-convertible debentures, in two series, at the face value of R$ 10,000 each, totaling R$ 2,160,000. The issue date is March 1, 2006 and the placement date is March 27, 2006. The 1st series debentures mature in five years and the 2nd series in seven years from the issue date, bearing interest at 103%p.a. of the CDI rate, and at the CDI rate plus a spread of 0.55% p.a., respectively. Interest is recorded in current liabilities for a total of R$ 110,926 (03/31/06 – R$ 30,234), to be amortize don a biannual basis as from September 1, 2006. The Board of Directors of TMAR approved the transaction on March 15, 2006.

23        Stockholders’ Equity

The Special Stockholders’ Meeting of TNL held on March 14, 2006, approved the appropriation of interest on own capital in up to R$ 800,000, to be declared during 2006.

The Annual Stockholders’ Meeting held on April 11, 2006 approved the proposals to record an Unrealized profits revenue in the amount of R$ 272,143, as well as the appropriation of net income for the year ended December 31, 2005, totaling R$ 1,052,362, as follows: (a) R$ 52,982 to the legal reserve; and (b) distribution of dividends in the total amount of R$ 573,183. The Meeting also ratified the payment of interest on own capital applied to dividends, in the total gross amount of R$ 212,044. The related payments started April 24, 2006.

The reconciliation of net income for the period and stockholders’ equity at June 30, 2006 for the parent company and on a consolidated basis, is shown below:

	Net income for the period	Stockholders’ equity

Parent company	396,193	8,755,034

Elimination of unrealized profit on the sale by TNL of the percentage
holding in Pegasus to TMAR		(43,271)

Elimination of unrealized profits on the sale by TNL of the percentage
holding in Oi to TMAR		(499,994)

Elimination of the amortization of goodwill paid by TMAR on the acquisition of TNL’s interest in Pegasus	9,905	69,332

Amortization of goodwill held by TNL in Pegasus	(5,577)	(39,040)

Elimination of the amortization of goodwill paid by TMAR on The acquisition of TNL’s interest in Oi	26,548	163,714

Consolidated	427,069	8,405,775

24        Financial Instruments

TNL and its subsidiaries are mainly exposed to market risks arising from changes in foreign exchange rates, due to the large volume of funds obtained in foreign currency, whereas its revenues are expressed in reais. The Company and its subsidiaries use derivative instruments, such as swap contracts, to manage its foreign exchange risks and do not use derivative or other financial instruments for other purposes.

These transactions are carried out by the Company financial department in accordance with the strategy previously approved by management.

(a)       Foreign exchange risk

Approximately 46% (03/31/06 - 40%) of the consolidated debt, including debentures and excluding swap transactions, is expressed in foreign currency (U.S. dollars, BNDES currency basket and Japanese Yen).

The nominal value of foreign currency swaps and foreign currency investments at June 30, 2006 added up to US$ 1,562,928 thousand (03/31/06 - US$ 1,581,533 thousand) on a consolidated basis, and US$ 609,335 thousand (03/31/06 - US$ 613,186 thousand) at the parent company, with coverage of 93% and 120% of the debt, respectively (03/31/06 - 92% and 117%).

These transactions can be summarized as follows:

			Gain (loss)
	Derivative contract value		on derivatives
	06/30/06	03/31/06	06/30/06	06/30/05
Parent company
Foreign currency investments (i)	648,380	644,960	(36,055)	(114,603
Foreign currency swap	670,163	686,887	(122,485)	(433,687)

Consolidated
Foreign currency investments (i)	981,394	975,118	(54,565)	(114,603
Foreign currency swap	2,400,889	2,460,246	(465,585)	(1,012,313)

Foreign currency swap transactions transfer the risk of variation in foreign currencies to the variation of CDI.

(i)      Foreign currency investment results comprise the return of financial investments in U.S. dollars recorded in “Swap and option results” (Note 6).

(b)       Interest rate risk

TNL and its subsidiaries have loans and financing bearing interest at floating rates based on TJLP (long-term interest rate) or CDI (interbank deposit certificate) for real-denominated debts, LIBOR for the U.S.-denominated debt, and floating rates for debt denominated in a BNDES basket of currencies.  To reduce its exposure to LIBOR, TNL and its subsidiaries enter into swap transactions that replace LIBOR with fixed rates.

At June 30, 2006, approximately 82% of all loans, including debentures, was remunerated at floating rates, and 17% had been replaced with fixed rates by means of swap transactions (03/31/06 - 85% and 14%, respectively).

			Gain (loss)
	Derivative contract value		on derivatives
	06/30/06	03/31/06	06/30/06	06/30/05
Interest rate swaps:
Parent company	96,454	96,815	(4,405)	(4,686)
Consolidated	1,090,161	1,094,241	(738)	(10,530)

(c)        Credit concentration risk

The concentration of credit risk associated to accounts receivable is not material due to a highly diversified portfolio and related monitoring controls. Doubtful accounts receivable are adequately protected by a provision to cover possible losses (Note 10).

Operations with financial institutions (financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risk.

d)        Market value of financial instruments

Except for direct and indirect investments in TMAR, the market values of the main financial instruments are similar to the book values, shown as follows:

		06/30/06
		Parent company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Marketable securities	790,690	790,690	3,127,615	3,127,615
(ii)	Loans and financing	1,757,317	1,766,301	7,362,691	7,358,973
(ii)	Debentures – third parties			2,270,926	2,270,926
(iii)	Direct investment in TMAR	9,076,163	10,132,520

		03/31/06
		Parent company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Marketable securities	1,273,058	1,273,058	2,976,906	2,976,907
(ii)	Loans and financing	1,912,253	1,895,557	7,554,236	7,519,487
(ii)	Debentures – third parties	1,276,548	1,277,998	3,466,782	3,503,596
(iii)	Direct investment in TMAR	8,876,338	13,185,698

(i)         The book values of marketable securities at June 30 and March 31, 2006 are similar to their fair values, because they are recorded at realizable values.

(ii)        The fair values of loans, financing and debentures were calculated according to the present value of these financial instruments, considering the interest rate usually charged for operations with similar risks and maturity dates.

(iii)        The fair value of the investment in TMAR was calculated based on the closing quotation on BOVESPA on the last business day of the quarter. The market value of investments in privately held subsidiaries has not been estimated, since there is no active market for such papers. It should also be noted that the market value calculated based on stock exchange quotations arises from transactions between minority shareholders and does not necessarily correspond to the value that could be obtained in connection with a transaction to transfer TNL’s controlling interest in TMAR.

 25        Employee Benefits

(a)        Private pension plans

Fundação Sistel de Seguridade Social ("SISTEL") is a private, non-profit pension plan created in November, 1977, with the purpose of establishing private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to SISTEL sponsored employees and their families.

With the statutory changes approved by the Secretariat for Complementary Pensions in January 2000, the sponsors negotiated the conditions to create individual plans per sponsor, and limited the benefits to those participants who retired up to January 31, 2000 (pension plan denominated PBS-Assistidos - "PBS-A").

TNL and its subsidiary TMAR sponsor defined benefit (PBS-A e PBS-Telemar) and TMAR and Oi sponsor defined contribution (TelemarPrev) private pension plans).

Pursuant to Art. 33 of Complementary Law 109 of May 29, 2001, the Executive Board of SISTEL filed in October 2004 a request to transfer to Fundação Atlântico de Seguridade Social the management of PBS-Telemar TelemarPrev plans. The Fundação was formed by TMAR and authorized to start activities on January 12, 2005 by the Secretariat for Supplementary Pensions. SISTEL remained responsible for the PBS-A plan.

Fundação Atlântico de Seguridade Social is a closed, multiemployer, multiplan private pension entity. It is a legal, non-profit entity formed to provide pension benefits. It is autonomous in terms of assets, management and finances, having registered offices and headquarters in Rio de Janeiro, State of Rio de Janeiro, and engages in the management and execution of pension plan for the employees and managers of its sponsoring companies.

TMAR and its subsidiaries started contributing to Fundação Atlântico de Seguridade Social in March 2005. In the half year ended June 30, 2006, these contributions totaled R$ 15,215 (06/30/05 – R$3,400).

(b) Employees’ profit sharing

The profit sharing plan was started in 1999 to incentive employees to meet their individual and corporate targets, improving the return on investment for shareholders. The plan becomes effective when the following targets are met:

  Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization, besides indicators of economic value added); and

  Operating, quality and market indicators.

At June 30, 2006, subsidiaries TMAR, Oi and Oi Internet recorded provisions based on the estimated accomplishment of these targets, in the amount of R$ 17,836 (06/30/05 -R$ 36,450).

The differences between the provision amounts and the amounts shown in the statement of income relate to reversals or adjustments to the prior year’s estimates at the time of actual payment in 2006.

26        Related Party Transactions – Parent Company

Related party transactions are carried out at the same terms, prices and other conditions as transactions with third parties. The most significant related party transactions are summarized below:

	06/30/06
			TNL PCS	Telemar
	TMAR	TNL.Net	Participações	Telecomunicações	Total
Assets
Loans to subsidiaries	1,011		15		1,026
Dividends and interest on own capital (Note 15)	347,746				347,746
Other assets	8,515				8,515

	357,272		15		357,287

Liabilities
Loans and financing		3,918		2,603	6,521

Revenues
Financial income	59,058			3,138	62,196

Costs and expenses
Financial expenses		(297)		(67)	(364)

	03/31/06
				Telemar
	TMAR	TNL.Net	HiCorp	Telecomunicações	Total
Assets
Loans to subsidiaries	844,623			13,147	857,770
Dividends and interest on own capital (Note 15)	592,264		2,609	382,866	977,739
Other assets	5,546				5,546

	1,442,433		2,609	396,013	1,841,055

Liabilities
Loans and financing		3,832	110,055		113,887

	06/30/05
				Telemar	TNL PCS	TNL
	TMAR	TNL.Net	HiCorp	Telecomunicações	Participações	Trading	Total

Revenues
Financial income	114,427			4	24	1,047	115,502

Costs and expenses
Financial expenses		(304)	(4,185)			(45)	(4,534)

(a)        Credit lines extended by the parent company

Credit lines extended by TNL to its subsidiaries are designed to provide them with working capital for operating activities. Maturity dates can be renegotiated based on the companies’ projected cash flows, bearing interest at 104% of CDI rate.

(b)       Loan contracts with BNDES

In December 1999, some of the former 16 subsidiaries fixed-telephone operators merged into TMAR signed loan contracts with BNDES, the controlling shareholder of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A. The total amount of these loans was R$400.000, with maturity dates in December 2000 and bearing interest at the SELIC rate plus 6.5% per year.  In December 2000, these contracts were renegotiated and replaced with two new contracts, providing a credit line of up to R$ 2,700,000, with the interest rate of the contract in local currency based on TJLP and the contract in foreign currency (BNDES Currency Basket) based on BNDES floating interest rates, plus 3.85% p.a.. Interest was due on a quarterly basis up to January 2002, and is due on a monthly basis from February 2002 to January 2008. Of the total amount, 30% was withdrawn directly from BNDES and the remaining 70% from a group of banks. Banco Itaú and Banco do Brasil were the leaders of a consortium which also included Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander.  Since 2002 there have been no withdrawals from this credit line, which started to be amortized in January 2002.

At June 30, 2006, the balance of this credit line shown in the balance sheet totals R$ 865.7 million (03/31/06 - R$ 997.2 million). From December 2003 through June 2006, TMAR and Oi withdrew   R$ 636,104 and R$ 585,000, respectively, relating to new loan agreements signed with BNDES in October 2003, September 2004, July 2005 and December 2005, for the total amount of  R$ 1,424,875. the funds will be used to expand the telecommunication networks and introduce operating improvements. On December 29, 2005, with the consent of BNDES, Oi transferred 100% of the financing to TMAR (Note 18(b)(iii)).

27        Insurance

During the concession period, the concessionaire must maintain the following insurance policies, in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to quality and universal coverage.

Assets and responsibilities of material value and/or high risk are covered by insurance. TNL and its subsidiaries hold insurance policies which guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.

At June 30, 2006, the insurance policies and coverage, by risk and nature of assets, are as follows:

Consolidated
insured
Type of insurance	amount

Operating risk and loss of profits	800,000
Civil liability – general	20,000
Civil liability – vehicles	3,000
Civil liability – third parties	130,500